                        1934 Act Registration No. 1-15128

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              Dated March 25, 2003

                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)

                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

                         Form 20-F  X   Form 40-F
                                  -----           -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes      No  X
                                   -----   -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )
                                              ---------------

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

United Microelectronics Corporation and Subsidiaries

   Reports of Independent Auditors........................................  F-2
   Consolidated Balance Sheets at December 31, 2001 and 2002 .............  F-3
   Consolidated Statements of Operations for each of the three years in the period ended December 31, 2000, 2001 and 2002 ...................  F-4
   Consolidated Statements of Changes in Stockholders' Equity for the
     period ended December 31, 2000 ......................................  F-5
   Consolidated Statements of Changes in Stockholders' Equity for the
     period ended December 31, 2001 ......................................  F-6
   Consolidated Statements of Changes in Stockholders' Equity for the
     period ended December 31, 2002 ......................................  F-7
   Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2000, 2001 and 2002 .......................  F-8
   Notes to the Consolidated Financial Statements.......................... F-10
Independent Auditor's Report of UMC (Group) USA by PricewaterhouseCoopers LLP
(1)
Independent Auditor's Report of Nippon Foundry Inc. by ChuoAoyama Audit Corporation (2)





---------------------------------------
(1) Incorporated by reference to p. F-71 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.
(2) Incorporated by reference to p. F-72 of the Registrant's Annual Report on Form 20-F (File No. 1-15128) for the fiscal year ended December 31, 2000, filed with the SEC on June 28, 2001.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2000, 2001 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of UMC Group (USA), a wholly-owned subsidiary, and UMC Japan, a 51.47% owned subsidiary, whose statements reflect total assets of NT$10,171 million and NT$25,759 million, respectively, as of December 31, 2000, and total revenues of NT$43,491 million and NT$10,542 million, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for UMC Group (USA) and UMC Japan, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2001 and 2002 and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 2001 and 2002, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States. The application of accounting principles generally accepted in the United States would have affected the consolidated stockholders' equity and financial position as of December 31, 2001 and 2002, and the consolidated results of operations for the years ended December 31, 2000, 2001 and 2002, to the extent summarized in Note 28 to the consolidated financial statements.

DIWAN, ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS

/s/ Diwan, Ernst & Young
------------------------
Taipei, Taiwan
Republic of China
January 16, 2003

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (Expressed in thousands)

                                                        Notes              As of December 31,
                                                                 ------------------------------------
                                                                     2001              2002
                                                                 -----------  -----------------------
                                                                      NT$         NT$         US$

Assets
Current assets:
     Cash and cash equivalents                             2, 4   76,904,068   80,883,408   2,330,934
     Marketable securities, net                            2, 5    1,286,434    2,526,365      72,806
     Notes receivable                                         6      215,692       85,371       2,460
     Accounts receivable, net                          2, 7, 21    8,887,600   12,001,652     345,869
     Inventories, net                                      2, 8    5,717,203    8,440,005     243,228
     Other current assets                                          7,775,543    6,985,376     201,308
                                                                 -----------  -----------  ----------
          Total current assets                                   100,786,540  110,922,177   3,196,605
     Long-term investments                                 2, 9   40,756,678   38,673,496   1,114,510
     Property, plant and equipment, net               2, 10, 21  169,121,168  167,076,910   4,814,896
     Deferred charges                                         2    3,685,581    3,564,721     102,730
     Deferred tax assets                                  2, 18    4,371,231    5,232,928     150,805
     Other assets                                                  1,708,359    1,558,655      44,918
     Restricted deposits                                     21      264,700            -           -
                                                                 -----------  -----------  ----------
          Total assets                                           320,694,257  327,028,887   9,424,464
                                                                 ===========  ===========  ==========
Liabilities and Stockholders' Equity
Current liabilities:
     Short-term loans                                    11, 21      753,450    1,178,800      33,971
     Notes and accounts payable                                   15,433,730   13,697,183     394,731
     Income tax payable                                       2      219,877      284,678       8,204
     Accrued expenses                                              5,678,713    4,032,474     116,210
     Current portion of long-term debts              12, 13, 21    9,720,178    7,781,598     224,254
     Current portion of capacity deposits                    22    2,512,536    1,917,096      55,248
     Other current liabilities                                       205,721      255,584       7,365
                                                                 -----------  -----------  ----------
          Total current liabilities                               34,524,205   29,147,413     839,983
Long-term liabilities:
     Bonds payable                                        2, 12   38,450,511   49,441,484   1,424,827
     Long-term loans                                     13, 21   16,244,823   12,879,512     371,167
     Capacity deposits and other deposits                    22      865,546        2,698          78
     Other long-term liabilities                                   1,692,451    2,109,409      60,790
                                                                 -----------  -----------  ----------
          Total long-term liabilities                             57,253,331   64,433,103   1,856,862
                                                                 -----------  -----------  ----------
          Total liabilities                                       91,777,536   93,580,516   2,696,845

Minority interests                                                15,594,468   16,023,886     461,784
Stockholders' equity:
     Capital stock                                           15  133,356,954  154,748,456   4,459,610
     Capital reserve                                          2   82,115,682   81,875,491   2,359,524
     Retained earnings                                       17   34,152,379   20,004,054     576,486
     Unrealized loss on long-term investments                 2     (470,931)  (1,349,248)    (38,883)
     Cumulative translation adjustment                        2     (160,470)     728,851      21,004
     Treasury stock                                    2, 3, 16  (35,671,361) (38,583,119) (1,111,906)
                                                                 -----------  -----------  ----------
          Total stockholders' equity                             213,322,253  217,424,485   6,265,835
                                                                 -----------  -----------  ----------
          Total liabilities and stockholders' equity             320,694,257  327,028,887   9,424,464
                                                                 ===========  ===========  ==========


   The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Expressed in thousands, except per share data)

                                                               Notes                     For the year ended December 31,
                                                                         -----------------------------------------------------------
                                                                              2000           2001                    2002
                                                                         -------------   -------------   ---------------------------
                                                                               NT$            NT$              NT$           US$

Net operating revenues                                           2        115,609,339      69,816,799       75,425,356    2,173,641
Costs of goods sold                                                       (57,411,045)    (60,567,909)     (62,887,302)  (1,812,314)
                                                                         -------------   -------------   --------------  -----------
Gross profit                                                               58,198,294       9,248,890       12,538,054      361,327
                                                                         -------------   -------------   --------------  -----------

Operating expenses:
     Sales and marketing                                                   (1,153,160)    (2,275,884)       (1,526,907)     (44,003)
     General and administrative                                            (3,195,464)    (4,425,568)       (3,530,756)    (101,751)
     Research and development                                    2         (6,306,273)    (8,959,691)       (7,368,133)    (212,338)
                                                                         -------------   -------------   --------------  -----------
                                                                          (10,654,897)   (15,661,143)      (12,425,796)    (358,092)
                                                                         -------------   -------------   --------------  -----------
Operating income (loss)                                                    47,543,397     (6,412,253)          112,258        3,235
                                                                         -------------   -------------   --------------  -----------
Non-operating income:
     Interest revenue                                                       2,018,926      2,487,485         1,644,100       47,380
     Investment income, net                                      2          1,726,345              -                 -            -
     Gain on disposal of investments, net                                     588,202      2,347,219         8,473,213      244,185
     Gain on disposal of property, plant and equipment           2            372,938        186,013            66,236        1,909
     Gain on foreign currency exchange, net                      2          2,922,412        648,169                 -            -
     Other income                                                             826,581        601,414           701,815       20,225
                                                                         -------------   -------------   --------------  -----------
                                                                            8,455,404      6,270,300        10,885,364      313,699
                                                                         -------------   -------------   --------------  -----------
Non-operating expenses:
     Interest expenses                                          10         (2,367,401)    (2,525,937)       (1,455,374)     (41,942)
     Investment loss, net                                        2                  -     (1,828,341)         (931,756)     (26,852)
     Loss on disposal of property, plant and equipment           2           (273,238)      (231,536)          (45,814)      (1,320)
     Loss on foreign currency exchange, net                      2                  -              -          (103,703)      (2,988)
     Other losses                                                          (1,029,004)    (1,838,270)       (1,444,727)     (41,635)
                                                                         -------------   -------------   --------------  -----------
                                                                           (3,669,643)    (6,424,084)       (3,981,374)    (114,737)
                                                                         -------------   -------------   --------------  -----------

Income (loss) before income taxes and minority interests                   52,329,158     (6,566,037)        7,016,248      202,197
Income tax benefit (expense)                                   2, 18           91,062      3,039,989          (270,731)      (7,802)
Minority interests (income) loss                                 2         (1,639,842)       368,746           326,515        9,410
                                                                         -------------   -------------   --------------  -----------
Net income (loss)                                                          50,780,378     (3,157,302)        7,072,032      203,805
                                                                         =============   =============   ==============  ===========
Earnings (loss) per share - basic and diluted (in dollars)     2, 19             3.49          (0.21)             0.48
                                                                         =============   =============   ==============
Shares used in per share calculation- basic                                14,545,699     14,920,842        14,753,187
                                                                         =============   =============   ==============
Shares used in per share calculation- diluted                              14,545,699     14,920,842        14,944,510
                                                                         =============   =============   ==============
Pro forma information on earnings as if unconsolidated
  subsidiaries' investment in the Company is not treated
  as treasury stock
     Net income                                                                                               7,072,032
                                                                                                           ============
     Earnings per share - basic and diluted (in dollars)        19                                                 0.48
                                                                                                           ============

  The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                            (Expressed in thousands)


                                                                  Capital Stock                     Retained Earnings
                                                              --------------------              ------------------------

                                                                                                                         Unrealized
                                                                                                                           Loss on
                                                              Common                 Capital     Legal    Unappropriated  Long-term
                                                               Stock       Shares    Reserve    Reserve      Earnings    Investments
                                                             ----------  ---------  ----------  --------- -------------- -----------
                                                                NT$                     NT$        NT$          NT$            NT$
Balance at January 1, 2000                                   66,549,966  6,654,997  36,836,033  4,579,516    11,130,347    (319,448)
     New shares issued due to merger on
          January  3, 2000                                   23,836,503  2,383,650  17,152,454          -             -           -
Appropriation of 1999 retained earnings
     Legal reserve                                                    -          -           -  1,045,718    (1,045,718)          -
     Stock dividends                                          9,049,268    904,927           -          -    (9,049,268)          -
     Directors' and supervisors' remuneration                         -          -           -          -       (95,737)          -
     Employees' bonus                                           786,893     78,689           -          -      (786,893)          -
Capitalization of capital reserve                             9,049,269    904,927  (9,049,269)         -             -           -
Purchase of treasury stock                                            -          -           -          -             -           -
Net income for 2000                                                   -          -           -          -    50,780,378           -
Gain on disposal of property, plant and equipment                     -          -     170,473          -      (170,473)          -
Gain on disposal of property, plant and equipment
    from investees                                                    -          -       2,715          -        (2,715)          -
Conversion of convertible bonds issued                          942,620     94,262   2,486,512          -             -           -
Adjustment of capital reserve accounted for under
     equity method                                                    -          -     547,377          -             -           -
Changes in unrealized loss on long-term investments                   -          -           -          -             -  (1,194,849)
Changes in unrealized loss on long-term investments of
     investees                                                        -          -           -          -             -    (750,982)
Shares issued for American Depository Shares                  4,500,000    450,000  34,014,773          -             -           -
Changes in cumulative translation adjustment                          -          -           -          -             -           -
Treasury stock due to consolidation                                   -          -           -          -             -           -
                                                            ----------- ----------  ----------  ---------    ----------  -----------
Balance at December 31, 2000                                114,714,519 11,471,452  82,161,068  5,625,234    50,759,921  (2,265,279)
                                                            =========== ==========  ==========  =========    ==========  ===========


                                                                Cumulative
                                                                Translation       Treasury
                                                                Adjustment          Stock           Total
                                                                -----------      -----------     -----------
                                                                   NT$               NT$             NT$
Balance at January 1, 2000                                        535,234        (16,691,822)    102,619,826
     New shares issued due to merger on
          January  3, 2000                                         (1,083)                 -      40,987,874
Appropriation of 1999 retained earnings
     Legal reserve                                                      -                  -               -
     Stock dividends                                                    -                  -               -
     Directors' and supervisors' remuneration                           -                  -         (95,737)
     Employees' bonus                                                   -                  -               -
Capitalization of capital reserve                                       -                  -               -
Purchase of treasury stock                                              -         (1,479,064)     (1,479,064)
Net income for 2000                                                     -                  -      50,780,378
Gain on disposal of property, plant and equipment                       -                  -               -
Gain on disposal of property, plant and equipment
    from investees                                                      -                  -               -
Conversion of convertible bonds issued                                  -                  -       3,429,132
Adjustment of capital reserve accounted for under
     equity method                                                      -                  -         547,377
Changes in unrealized loss on long-term investments                     -                  -      (1,194,849)
Changes in unrealized loss on long-term investments of
     investees                                                          -                  -        (750,982)
Shares issued for American Depository Shares                            -                  -      38,514,773
Changes in cumulative translation adjustment                     (509,949)                 -        (509,949)
Treasury stock due to consolidation                                     -        (12,900,832)    (12,900,832)
                                                                ---------        -----------     -----------
Balance at December 31, 2000                                       24,202        (31,071,718)    219,947,947
                                                                =========        ===========     ===========


 The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                            (Expressed in thousands)

                                                            Capital Stock                              Retained Earnings
                                                       ---------------------                  -----------------------------------
                                                       Common                     Capital     Special       Legal    Unappropriated
                                                        Stock         Shares      Reserve     Reserve      Reserve       Earnings
                                                        -----         ------      -------     -------      -------       --------
                                                          NT$                       NT$         NT$          NT$              NT$

Balance at January 1, 2001                            114,714,519   11,471,452   82,161,068          -    5,625,234     50,759,921
Purchase of treasury stock                                      -            -            -          -            -              -
Net loss for 2001                                               -            -            -          -            -     (3,157,302)
Appropriation of 2000 retained earnings
     Legal reserve                                              -            -            -          -    5,060,991     (5,060,991)
     Special reserve                                            -            -            -  2,242,284            -     (2,242,284)
     Stock dividends                                   17,151,040    1,715,104            -          -            -    (17,151,040)
     Directors' and supervisors' remuneration                   -            -            -          -            -       (433,039)
     Employees' bonus                                   1,491,395      149,139            -          -            -     (1,491,395)
Issuance cost adjustment for American
     Depository Shares                                          -            -      147,086          -            -              -
Changes in unrealized loss on long-term investments             -            -            -          -            -              -
Changes in unrealized loss on long-term investments
     of investees                                               -            -            -          -            -              -
Adjustment of capital reserve accounted for under
     equity method                                              -            -     (192,472)         -            -              -
Changes in cumulative translation adjustment                    -            -            -          -            -              -
                                                      -----------   ----------   ----------  ---------   ----------     ----------
Balance at December 31, 2001                          133,356,954   13,335,695   82,115,682  2,242,284   10,686,225     21,223,870
                                                      ===========   ==========   ==========  =========   ==========     ==========


                                                          Unrealized
                                                            Loss on    Cumulative
                                                           Long-term  Translation   Treasury
                                                          Investments  Adjustment     Stock           Total
                                                          -----------  ----------     -----           -----
                                                              NT$          NT$          NT$            NT$
Balance at January 1, 2001                                (2,265,279)     24,202    (31,071,718)   219,947,947
Purchase of treasury stock                                         -           -     (4,599,643)    (4,599,643)
Net loss for 2001                                                  -           -              -     (3,157,302)
Appropriation of 2000 retained earnings
     Legal reserve                                                 -           -              -              -
     Special reserve                                               -           -              -              -
     Stock dividends                                               -           -              -              -
     Directors' and supervisors' remuneration                      -           -              -       (433,039)
     Employees' bonus                                              -           -              -              -
Issuance cost adjustment for American
     Depository Shares                                             -           -              -        147,086
Changes in unrealized loss on long-term investments        1,514,297           -              -      1,514,297
Changes in unrealized loss on long-term investments
     of investees                                            280,051           -              -        280,051
Adjustment of capital reserve accounted for under
     equity method                                                 -           -              -       (192,472)
Changes in cumulative translation adjustment                       -    (184,672)             -       (184,672)
                                                            --------    --------    -----------    -----------
Balance at December 31, 2001                                (470,931)   (160,470)   (35,671,361)   213,322,253
                                                            ========    ========    ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Continued)
                            (Expressed in thousands)

                                                             Capital Stock                             Retained Earnings
                                                          ------------------                   ----------------------------------
                                                         Common                   Capital      Special      Legal    Unappropriated
                                                          Stock       Shares      Reserve      Reserve     Reserve       Earnings
                                                          -----       ------      -------      -------     -------       --------
                                                           NT$                      NT$          NT$         NT$            NT$
Balance at January 1, 2002                             133,356,954  13,335,695  82,115,682    2,242,284  10,686,225     21,223,870
Purchase of treasury stock                                       -           -           -            -           -              -
Treasury stock held by unconsolidated subsidiaries               -           -           -            -           -              -
Net income for 2002                                              -           -           -            -           -      7,072,032
Appropriation of 2001 retained earnings
     Special reserve                                             -           -           -   (1,610,302)          -      1,610,302
     Stock dividends                                    19,680,182   1,968,018           -            -           -    (19,680,182)
     Employees' bonus                                    1,711,320     171,132           -            -           -     (1,711,320)
Changes in unrealized loss on long-term investments
     of investees                                                -           -           -            -           -              -
Gain on disposal of property, plant and equipment
     adjusted from capital reserve                               -           -    (170,473)           -           -        170,473
Investees' gain on disposal of property, plant and
     equipment adjusted from capital reserve                     -           -        (672)           -           -            672
Adjustment of capital reserve accounted for under
     equity method                                               -           -     (69,046)           -           -              -
Changes in cumulative translation adjustment                     -           -           -            -           -              -
                                                       -----------  ----------  ----------      -------  ----------      ---------
Balance at December 31, 2002 (in NT$)                  154,748,456  15,474,845  81,875,491      631,982  10,686,225      8,685,847
                                                       ===========  ==========  ==========      =======  ==========      =========
Balance at December 31, 2002 (in US$)                    4,459,610               2,359,524       18,213     307,960        250,313
                                                       ===========              ==========      =======  ==========      =========
                                                       Unrealized
                                                         Loss on       Cumulative
                                                        Long-term     Translation    Treasury
                                                       Investments     Adjustment      Stock         Total
                                                       -----------     ----------      -----         -----
                                                           NT$             NT$          NT$           NT$
Balance at January 1, 2002                               (470,931)      (160,470)   (35,671,361)  213,322,253
Purchase of treasury stock                                      -              -     (2,739,918)   (2,739,918)
Treasury stock held by unconsolidated subsidiaries              -              -       (171,840)     (171,840)
Net income for 2002                                             -              -               -    7,072,032
Appropriation of 2001 retained earnings
     Special reserve                                            -              -               -            -
     Stock dividends                                            -              -               -            -
     Employees' bonus                                           -              -               -            -
Changes in unrealized loss on long-term investments
     of investees                                        (878,317)             -               -     (878,317)
Gain on disposal of property, plant and equipment
     adjusted from capital reserve                              -              -               -            -
Investees' gain on disposal of property, plant and
     equipment adjusted from capital reserve                    -              -               -            -
Adjustment of capital reserve accounted for under
     equity method                                              -              -               -      (69,046)
Changes in cumulative translation adjustment                    -        889,321               -      889,321
                                                       ----------        -------     -----------  -----------
Balance at December 31, 2002 (in NT$)                  (1,349,248)       728,851     (38,583,119) 217,424,485
                                                       ==========        =======     ===========  ===========
Balance at December 31, 2002 (in US$)                     (38,883)        21,004      (1,111,906)   6,265,835
                                                       ==========        =======     ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Expressed in thousands)

                                                                             For the year ended December 31,
                                                                 --------------------------------------------------------
                                                                    2000          2001                     2002
                                                                 -----------    -----------  ----------------------------
                                                                      NT$            NT$            NT$             US$
Cash flows from operating activities:
     Net income (loss)                                           50,780,378     (3,157,302)     7,072,032        203,805
     Adjustments to reconcile net income
          (loss) to net cash provided by
               operating activities:
          Minority interests income (loss)                        1,639,842       (368,746)      (326,515)        (9,410)
          Depreciation                                           24,403,320     34,390,192     36,567,535      1,053,819
          Amortization                                            1,176,713      1,877,551      1,699,766         48,985
          Provision (reversal) for bad
               debts expense                                         52,940       (108,892)       (66,512)        (1,917)
          Loss on decline in market value
               of marketable securities                                   -              -         10,806            311
          Provision for inventory loss                              610,327      1,529,823        955,074         27,524
          Cash dividends received under
               equity method                                         18,900        227,025        156,820          4,519
          Long-term investment (income) loss
               accounted for under equity
                    method                                       (2,077,487)     1,554,402       (230,600)        (6,646)
          Impairment loss of long-term investments                  414,560        535,890      1,408,565         40,593
          Gain on disposal of investments                          (588,202)    (2,347,219)    (8,473,213)      (244,185)
          (Gain) loss on disposal of property,
               plant and equipment                                  (37,903)        73,683         30,532            880
          Exchange loss (gain) on long-term loans                         -        431,142       (145,671)        (4,198)
          Forfeited interest on converted bonds                      74,313              -              -              -
          Patent rights return                                            -        (93,990)             -              -
          Gain on reacquisition of bonds                                  -              -       (256,204)        (7,383)
     Changes in assets and liabilities:
          Notes receivable                                        1,394,574        261,920        217,922          6,280
          Accounts receivable                                    (7,426,562)    11,341,957     (3,380,836)       (97,430)
          Inventories                                            (6,428,624)     3,493,492     (3,638,525)      (104,857)
          Other current assets                                   (1,180,410)    (1,784,024)       (57,474)        (1,656)
          Deferred tax assets                                        (7,239)    (3,394,095)       125,072          3,604
          Notes and accounts payable                             (1,075,912)    (4,229,047)       444,129         12,799
          Income tax payable                                        (18,625)      (754,950)       283,728          8,177
          Accrued expenses                                        2,667,916        689,462     (1,373,026)       (39,568)
          Other current liabilities                                 269,347       (693,509)         2,674             77
          Compensation interest payable                             (11,494)         4,415         78,977          2,276
          Other long-term liabilities                               342,934        471,411        450,060         12,970
          Capacity deposits                                       3,083,578        236,902     (1,028,162)       (29,630)
                                                                 ----------     ----------     ----------        -------
               Net cash provided by operating activities         68,077,184     40,187,493     30,526,954        879,739
                                                                 ----------     ----------     ----------        -------
Cash flows from investing activities:
     Decrease (increase) in marketable
          securities, net                                         1,838,352     (1,256,567)      (839,551)       (24,194)
     (Increase) decrease in restricted deposits                  (2,580,724)     2,660,800              -              -
     Acquisition of long-term investments                       (10,041,492)    (4,417,786)    (4,627,478)      (133,357)
     Proceeds from disposal of long-term investments              1,723,271      4,878,280     12,385,637        356,935
     Withdrawal of prepayments for long-term investments          1,000,000          1,772              -              -
     Acquisition of property, plant and equipment               (83,482,670)   (43,050,831)   (35,977,747)    (1,036,823)
     Proceeds from disposal of property, plant and
          equipment                                               1,509,680        544,099        333,180          9,602
     Cash proceeds from merger                                   19,162,146              -              -              -
     Acquisition of subsidiaries                                          -              -        (65,988)        (1,902)
     Increase in deferred charges                                (2,579,618)    (2,409,062)    (1,695,110)       (48,850)
     (Increase) decrease in other assets                           (231,642)      (207,749)        29,293            844
                                                                -----------    -----------    -----------       --------
               Net cash used in investing activities            (73,682,697)   (43,257,044)   (30,457,764)      (877,745)
                                                                -----------    -----------    -----------       --------

  The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                            (Expressed in thousands)



                                                                                       For the year ended December 31,
                                                                            --------------------------------------------------------
                                                                                2000          2001                  2002
                                                                            -----------   ------------    --------------------------
                                                                                NT$            NT$            NT$            US$

Cash flows from financing activities:
     (Decrease) increase in short-term loans, net                           (7,111,095)    (3,243,955)       388,100        11,184
     Proceeds from long-term loans                                           9,423,941      5,185,910      4,425,000       127,522
     Repayment of long-term loans                                           (6,681,765)   (21,427,663)   (10,047,079)     (289,541)
     Proceeds from bonds issued                                              6,896,000     35,596,096     13,097,062       377,437
     Proceeds from issuance of American Depository Shares                   38,514,773              -              -             -
     Redemption of bonds                                                       (33,015)             -     (1,140,000)      (32,853)
     Reacquisition of bonds                                                          -              -       (879,100)      (25,334)
     Cash payment for fraction of one
          share arising from bonds conversion                                       (4)             -              -             -
     Proceeds from minority shareholders on stock issuance of
          subsidiaries                                                       1,976,031      7,106,287        194,341         5,600
     Purchase of treasury stock                                             (1,479,064)    (4,599,643)    (2,877,190)      (82,916)
     Increase in deposits-in, net                                                  608            361          1,152            33
     Directors' and supervisors' remuneration paid                             (95,737)      (433,039)             -             -
                                                                            ----------     ----------     ----------     ---------
          Net cash provided by financing activities                         41,410,673     18,184,354      3,162,286        91,132
          Effect of exchange rate changes on cash and cash equivalents        (137,522)      (680,808)       747,864        21,552
                                                                            ----------     ----------     ----------     ---------
          Net increase in cash and cash equivalents                         35,667,638     14,433,995      3,979,340       114,678
Cash and cash equivalents at beginning of year                              26,802,435     62,470,073     76,904,068     2,216,256
                                                                            ----------     ----------     ----------     ---------
Cash and cash equivalents at end of year                                    62,470,073     76,904,068     80,883,408     2,330,934
                                                                            ==========     ==========     ==========     =========

Supplemental disclosures of cash flow information :
     Cash paid for interest (excluding interest capitalized )                2,155,932      2,189,369      1,446,326        41,681
                                                                            ==========     ==========     ==========     =========
     Cash paid for income tax                                                  436,766      1,196,418        198,036         5,707
                                                                            ==========     ==========     ==========     =========

Investing activities partially paid by cash :
     Acquisition of property, plant and equipment                           86,325,850     41,541,665     32,284,302       930,384
     Add:  Payable at beginning of year                                      7,099,954     13,991,449     12,482,283       359,720
     Add:  Increase on payable from merger                                   4,048,315              -              -             -
     Less: Payable at end of year                                          (13,991,449)   (12,482,283)    (8,788,838)     (253,281)
                                                                           -----------    -----------     ----------      --------
          Cash paid                                                         83,482,670     43,050,831     35,977,747     1,036,823
                                                                            ==========     ==========     ==========     =========
Investing and financing activities partially affecting cash flows :
     New shares issued due to merger                                        23,836,503              -              -             -
     Elimination of book value of United Microelectronics' investment
          in the merged companies                                           23,227,738              -              -             -
     Capital reserve increased due to merger                                17,152,454              -              -             -
     Net assets, excluding cash, increased due to merged companies         (45,054,549)             -              -             -
                                                                           -----------    -----------     ----------      --------
          Cash increased due to merger                                      19,162,146              -              -             -
                                                                            ==========     ==========     ==========     =========
Financing activities not affecting cash flows:
     Convertible bonds (at par value) converted into common stock
          and certificates exchangeable for common stocks                    7,255,492              -              -             -
                                                                            ==========     ==========     ==========     =========


  The accompanying notes are an integral part of these consolidated financial statements

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. History and Organization

United Microelectronics Corporation ("the Company") was incorporated in May 1980 and commenced operations in April 1982. The Company's major business activity is the dedicated full service semiconductor wafer foundry. The Company provides a variety of services to fit individual customer's needs, including intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, testing, etc. The Company's common shares were publicly listed on the Taiwan Stock Exchange in July 1985 and its American Depository Shares ("ADSs") were listed on the New York Stock Exchange in September of 2000.

United Microelectronics Corporation, United Integrated Circuits Corporation ("United Integrated Circuits"), United Silicon Incorporated ("United Silicon"), United Semiconductor Corporation ("United Semiconductor") and UTEK Semiconductor Corporation ("UTEK Semiconductor") were merged into one publicly traded entity, the Company, on January 3, 2000.

2. Summary of Significant Accounting Policies

Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of the Company and certain majority owned (50% or more) subsidiaries (hereinafter referred to collectively as "the Group") in accordance with the requirements of ROC Statement of Financial Accounting Standard ("ROC SFAS") No.7 and the regulations of the Taiwan Securities and Futures Commission ("Taiwan SFC"). All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Pursuant to ROC SFAS NO.7 and the regulations of the SFC, if the total assets and operating revenues of a subsidiary are less than 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary's financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company's non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company's non-consolidated total assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements thereafter, unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company's respective unconsolidated amount.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The consolidated financial statements include the financial statements of the Company and the following subsidiaries:

Hsun Chieh Investment Co., Ltd. ("Hsun Chieh"), incorporated on December 31, 1999, was created for the purpose of merging the following six companies as of that date: Hung Tien Investment Corporation ("Hung Tien"), Ta Lien Investment Corporation ("Ta Lien"), Hung Lien Investment Corporation ("Hung Lien"), Tung Hsin Investment Corporation, Hsun Chieh Corporation and Holtek Investment Corporation. The Company owned 99.97% of interest in Hsun Chieh as of December 31, 2001 and 2002, respectively. Hsun Chieh was consolidated for the years ended December 31, 2000, 2001 and 2002.

Nippon Foundry Inc. ("Nippon Foundry") was incorporated in May 1984 in Japan and is in the business of manufacturing semiconductor products. During the year 2001, Nippon Foundry was renamed to UMC Japan ("UMCJ"). The Group owned 51.51% and 51.47% of interest in UMCJ as of December 31, 2001 and 2002, respectively.

UMC Group (USA) ("UMC-USA") was incorporated on August 5, 1997, and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company owned 100% of interest in UMC-USA as of December 31, 2001 and 2002.

UMCi Pte. Ltd. ("UMCi") was incorporated in January 2001. The Company held a 49.82% equity interest in UMCi as of December 31, 2001 and 2002. In accordance with the Foundry Venture Agreement with other shareholders of UMCi, the Company obtained the controlling influence over UMCi's decisions on its operations, personnel, and financial policies since incorporation. Therefore, UMCi has been included in the consolidation despite an equity interest of less than 50% since the year ended December 31, 2001.

United Microelectronics (Europe) B.V. ("UMC BV") was incorporated on May 23, 1989 and is engaged in the business of sales of semiconductor products and providing related foundry services. The Company acquired a 100% interest in UMC BV on May 15, 2002 and since then, UMC BV became a wholly-owned subsidiary of the Company.

United Microdisplay Optronics Corp. ("UMO") was incorporated on September 11, 2002 and is engaged in the business of manufacturing and sales of chips for Liquid Crystal On Silicon ("LCOS"). The Company owned an 85% equity interest in UMO as of December 31, 2002 and was consolidated as well.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Fortune Venture Capital Corporation, United MicroMachining Corporation and United Foundry Service, Inc. were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2000. Fortune Venture Capital Corporation, United Foundry Services, Inc. and UMC Capital Corporation were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2001. Fortune Venture Capital Corporation, United Foundry Services, Inc., UMC Capital Corporation and United Microelectronics Corp. (Samoa) were excluded from consolidation in accordance with the aforementioned exclusion rules for the year ended December 31, 2002.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ significantly from those estimates.

Translation of Foreign Currency Transactions
--------------------------------------------
The accounts of the Company are maintained in New Taiwan dollars, the functional currency. Transactions denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year's results. The financial statements of foreign subsidiaries and investees are translated into New Taiwan dollars using the spot rates as of each financial statement date for asset and liability accounts, average exchange rates for profit and loss accounts and historical exchange rates for equity accounts. The cumulative translation effects for subsidiaries and investees using functional currencies other than the New Taiwan dollars are included in the cumulative translation adjustment in stockholders' equity.

Convenience Translation into US Dollars
---------------------------------------
The Company prepares its financial statements in New Taiwan ("NT") dollars, its reporting currency. The United States ("US") dollar amounts disclosed in the financial statements as of December 31, 2002, are presented solely for the convenience of the readers and were translated at the Federal Reserve noon buying rate of NT$34.70 to US$1.00 in effect on December 31, 2002. Such translation amounts are unaudited and it should not be construed that the NT dollar amounts represent, or have been, or could be, converted into US dollars at that or any other rate.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Derivative Financial Instruments
--------------------------------
Hedging instruments are accounted for on a net accrual basis in accordance with the contractual interest rate or foreign exchange rate. Other derivative instruments are carried at fair value on the balance sheet date with any changes in unrealized gain or loss charged or credited to earnings for the year.

Cash Equivalents
----------------
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks or changes in value resulting from changes in interest rates.

Marketable Securities
---------------------
Marketable securities are recorded at cost when acquired and are stated at the lower of aggregate cost or market value at the balance sheet date. The market value of listed debt and equity securities or closed-end funds is determined by the average closing price during the last month of the fiscal year. The market value for open-ended funds is determined by their equity per unit at the balance sheet date. The amount by which aggregate cost exceeds market value is reported as a loss in the current year. In subsequent periods, recoveries of market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts
-------------------------------
The allowance for doubtful accounts is provided based on management's judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories
-----------
Inventories are recorded at cost when acquired and stated at the lower of aggregate cost, based on the weighted average method, or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments
---------------------
Long-term investments are recorded at cost when acquired. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of five years.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Investments in less than 20% owned listed companies where significant influence on operational decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for long-term investment purposes is deducted from the stockholders' equity. The Group's investments in less than 20% owned unlisted companies are accounted for under the cost method, unless an other than temporary impairment is evident, in which case they are written down to fair value as a new cost basis.

Investment income or loss from investments in both listed and unlisted companies is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting shares of the investees and has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee's net assets is amortized over five years.

Unrealized intercompany gains and losses are eliminated under the equity method. Profit from sales of depreciable assets between the investee and the Company is amortized and recognized based on the assets' economic service lives. Profit from other types of intercompany transactions is recognized when realized. The increase in the Group's proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at the rate not proportionate to its existing equity ownership in such investee, is credited to a capital reserve account. Any decrease in the Group's proportionate share in the net assets of investee is debited against the existing balance of the similar capital reserve account, where the credit balance can only be offset to zero. If any excess amount exists, it will be debited against unappropriated retained earnings.

Property, Plant and Equipment
-----------------------------
Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Depreciation is provided on the straight-line basis using the economic service lives of the assets less any salvage value. When the economic service lives are completed, property, plant and equipment, which are still in use, are depreciated over the newly estimated remaining useful lives of the salvage value. The economic service lives of the property, plant and equipment are as follows: buildings - 3 to 55 years; machinery and equipment - 5 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leased assets and leasehold improvements - the lease period, or economic service lives, whichever is shorter.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off and the related gain, net of income tax, is included in the income statement and subsequently transferred to capital reserve in the same year. However, according to amendments in ROC Company Law, such transfer of gain to capital reserve shall no longer be required with effect on January 1, 2001. The accumulated gain transferred in prior years can be transferred back from the capital reserve and be treated as a one-time increase in retained earnings subject to shareholders' approval.

Deferred Charges
----------------
Deferred charges are stated at cost and amortized on a straight-line basis as follows: intellectual property and technology license fee - the term of contract or economic lives of the related technology, software - 3 years; facilities use rights - 15 years; bond issuance costs - over the life of the bonds; patents - over economic service lives; and acquired technological know-how - over the estimated useful life of the know-how.

At each balance sheet date, the Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and provision for impairment losses is provided accordingly.

Convertible and Exchangeable Bonds
----------------------------------
The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in reference shares and the related stockholder's equities accounts, with the difference recognized as gain or loss on disposal of investments.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Pension Plan
------------
The Group has funded defined benefit pension plans covering regular employees. The net pension cost is computed based on an actuarial valuation in accordance with the provision of ROC SFAS No. 18, which requires consideration of pension cost components such as service cost, interest cost, expected return on plan assets and amortization of net obligation at transition. The unrecognized net asset or obligation at transition is amortized on a straight-line basis over 15 years. The pension fund is managed by an independently administered pension fund association.

Capital Reserve
---------------
The following shall accrue as capital reserve: (1) any premiums on capital stock; (2) the net appraisal surplus of each fiscal year; (3) any gain on disposal of assets (not applicable for 2001 and after); (4) the fair market value of assets received from a merged company in excess of assumed liabilities and payment for shares held by shareholders of the merged company; (5) any donated surplus; and (6) change in an equity investee's capital structure. Capital reserve shall be exclusively used to cover accumulated deficits when the legal reserve is insufficient to cover the deficits or distribution of stock dividends.

Income Tax
----------
Provision for income tax includes deferred tax resulting from temporary differences and investment tax credits. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. The Group recognized the tax benefit from the tax credit incurred in the year equipment is acquired, or the year the expenditure arises from research and development.

Income taxes (10%) on unappropriated earnings are recorded as expenses in the year when the shareholders have resolved that the earnings shall be retained.

Revenue Recognition
-------------------
Revenue is recognized when title and liability for risk of loss or damage to the products have been transferred to customers usually upon shipment. Sales return and allowances taken into consideration of customers' complaint and past experience are accrued in the same year of sales. The connected cost is to be deducted from the total cost of goods sold.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Research and Development
------------------------
Costs incurred by the Group in research and development activities are expensed as incurred.

Minority Interests
------------------
Minority interests in the income statement includes interest in the earnings or losses of less than wholly-owned subsidiaries and the pre-acquisition earnings or losses of companies acquired during the year that the Group was not entitled to recognize.

Earnings Per Share
------------------
Earnings per share is calculated according to the ROC SFAS No.24. Basic earnings per share is computed by dividing net income by weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends and bonus share issues.

Certain Risks and Uncertainties
-------------------------------
The Group is engaged in the foundry business of manufacturing semiconductor products and sells its products primarily in Taiwan, Asia, North America and Europe, generally without requiring collateral. The Group's products are concentrated in the semiconductor industry, which is highly competitive and rapidly changing, and its inventories are subject to rapid technological obsolescence. While the Group has programs to minimize the required inventories on hand and considers technological obsolescence in estimating required allowances to reduce amounts to fair market value, such estimates could change in the future. Significant technological changes in the industry could affect operating results adversely.

Treasury Stock
--------------
Under ROC SFAS No. 30, treasury stock is accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders' equity, while gain or loss of selling treasury stock is treated as adjustment to capital reserves.

The Company's stock held by its subsidiaries is also treated as treasury stock in the Company's stand-alone account since January 1, 2002.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

3. Accounting Changes

On September 1, 2001, UNIPAC Optoelectronics Corp. ("UNIPAC") was merged into Acer Display Technology Inc. which was the surviving corporate entity and was renamed AU Optronics Corp. As the Group has lost its significant influence over the investee, the investment was then accounted for under the lower of cost or market value method. Similarly, upon the listing of MediaTek Incorporation on the Taiwan Stock Exchange in 2001, the Group lost its significant influence over MediaTek and therefore, the investment in MediaTek was accounted for under the lower of cost or market value method since then. Prior to these transactions, the Group's investments in UNIPAC and MediaTek Incorporation were accounted for by equity method.

Prior to January 1, 2002, treasury stock held by the Company's subsidiaries was accounted for in the consolidation level only. Since January 1, 2002, the Company has adopted ROC SFAS No. 30 to further include the Company's stock held by its subsidiaries as treasury stock in the Company's stand-alone account. This adoption has decreased the amount of long-term investment and stockholder's equity in the consolidated balance sheet by NT$172 million, respectively, representing the treasury stock held by an unconsolidated subsidiary. The net impact caused by the accounting changes is considered insignificant.

4. Cash and Cash Equivalents


                                                As of December 31,
                                      ----------------------------------------
                                            2001                    2002
                                      -------------------- -------------------
                                            NT$'000               NT$'000
Cash:
   Cash on hand                                   4,050                4,849
   Checking and savings accounts             19,837,524            2,415,088
   Certificates of deposit                   47,070,856           69,116,470
                                      -------------------- -------------------
     Subtotal                                66,912,430           71,536,407
Cash equivalents:
   Commercial paper                           9,991,638            9,347,001
                                      -------------------- -------------------
     Total                                   76,904,068           80,883,408
                                      ==================== ===================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

5. Marketable Securities, Net

                                                                                                   As of December 31,
                                                                                      ----------------------------------------------
                                                                                              2001                    2002
                                                                                      ----------------------  ----------------------
                                                                                               NT$'000                 NT$'000

Mutual funds                                                                                 1,003,900                       -
Listed equity securities                                                                       242,634                  35,423
Convertible bonds                                                                               39,900               2,501,748
                                                                                      ----------------------  ----------------------
    Subtotal                                                                                 1,286,434               2,537,171
    Less: Allowance for loss on decline in market value                                              -                 (10,806)
                                                                                      ----------------------  ----------------------
    Net                                                                                      1,286,434              $2,526,365
                                                                                      ======================  ======================


6. Notes Receivable

                                                                                                   As of December 31,
                                                                                      ----------------------------------------------
                                                                                              2001                    2002
                                                                                      ----------------------  ----------------------
                                                                                               NT$'000                 NT$'000
Notes receivable                                                                               215,692                  85,371
                                                                                      ======================  ======================


7. Accounts Receivable, Net

                                                                                                   As of December 31,
                                                                                      ----------------------------------------------
                                                                                              2001                    2002
                                                                                      ----------------------  ----------------------
                                                                                               NT$'000                 NT$'000
Accounts receivable                                                                          9,484,042              12,785,534
Less: Allowance for sales returns and discounts                                               (448,037)               (666,095)
Less: Allowance for doubtful accounts                                                         (148,405)               (117,787)
                                                                                      ----------------------  ----------------------
    Net                                                                                      8,887,600              12,001,652
                                                                                      ======================  ======================

Please refer to Note 21 for accounts receivable pledged as collateral.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




8. Inventories, Net

                                                                                     As of December 31,
                                                                     ----------------------------------------------
                                                                                2001                    2002
                                                                     ----------------------  ----------------------
                                                                              NT$'000                 NT$'000

Raw materials                                                                 219,166                 269,519
Supplies and spare parts                                                    1,206,801               1,434,987
Work in process                                                             3,863,899               6,489,834
Finished goods                                                              1,284,206                 660,562
                                                                     ----------------------  ----------------------
     Subtotal                                                               6,574,072               8,854,902
Less: Allowance for loss on decline in market value and
      obsolescence                                                           (856,869)               (414,897)
                                                                     ----------------------  ----------------------
     Net                                                                    5,717,203               8,440,005
                                                                     ======================  ======================

(1) The insurance coverage for inventories was sufficient as of December 31, 2001 and 2002, respectively.

(2) Inventories were not pledged.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




9. Long-term Investments

   Details of long-term investments are as follows:


                                                                                    As of December 31,
                                                               ---------------------------------------------------------
                                                                         2001                           2002
                                                               -------------------------     ---------------------------
                                                               Percentage of                  Percentage of
                                                               Ownership or                   Ownership or
                  Invested Company                             Voting Rights     Amount       Voting Rights     Amount
-------------------------------------------------              -------------    --------     ---------------   ---------
Investments accounted for under the equity method:                               NT$'000                         NT$'000
--------------------------------------------------
     UMC Capital Corporation                                      100.00         338,228          100.00       1,007,444
     United Foundry Service, Inc.                                 100.00          78,226          100.00          82,960
     United Microelectronics Corp. (Samoa)                             -               -          100.00           7,114
     Fortune Venture Capital Corporation                           99.99       3,413,388           99.99       3,115,317
     Pacific Venture Capital Co., Ltd.                             49.99         351,420           49.99         316,270
     Afa Technologies Inc.                                             -               -           47.30          23,650
     Star Semiconductor Corp.                                          -               -           46.82          22,030
     DuPont Photomasks Taiwan Ltd.                                 46.32       1,093,113           45.51       1,145,403
     Unitech Capital Inc.                                              -               -           42.00         731,255
     Unimicron Technology Corp. (formerly known as World
     Wiser Electronics Incorporated) (Note A)                      36.87       4,283,241           36.28       4,542,159
     VistaPoint, Inc.                                                  -               -           35.65          34,224
     UC Fund II                                                    35.45         161,225           35.45         174,264
     Accelerated Communications, Inc.                                  -               -           33.33         100,000
     RiRa Electronics, Inc.                                        31.50          30,322           32.50          59,232
     United Radiotek Incorporation                                 26.90          13,450           29.37          29,185
     Archtek Telecom Corporation                                       -               -           26.49               -
     Novatek Microelectronics Corp.                                26.82       1,019,532           25.83       1,193,740
     Holtek Semiconductor Inc.                                     28.76         555,441           25.61         568,554
     Faraday Technology Corp.                                      26.68       1,686,448           25.61       1,776,389
     Integrated Technology Express Inc.                            28.78         330,522           24.58         309,672
     Applied Component Technology Corporation                      31.00         154,821           23.66          91,581
     Harvatek Corp.                                                26.14         179,295           21.99         277,203
     High Bandwidth Access, Inc.                                   11.92          19,191           20.13          82,934
     Integrated Telecom Express, Inc. (Note B)                     18.99         818,348           18.97         652,747
     Patentop, Ltd. (Note B)                                       18.00          20,963           18.00          16,543
     Advance Materials Corporation (Note B)                        15.78         183,209           15.78         169,836
     AMIC Technology (Taiwan), Inc. (Note B)                       13.62          37,120           13.62          53,225
     SerComm Corporation (Note B)                                   7.81          58,619           11.48         159,465
     Plato Electronics (Cayman) Limited                            24.50         657,858               -               -
     Trecenti Technologies, Inc.                                   40.00       1,789,838               -               -
     Broadmedia, Inc.                                              39.28               -               -               -
                                                                             -----------                    ------------
         Subtotal                                                             17,273,818                      16,742,396
                                                                             -----------                    ------------


  Note A: Investment in UniMicron Technology Corp. was previously accounted for under the equity method. As of October 31, 2001, UniMicron Technology Corp. was merged into World Wiser Electronics Incorporated which is the surviving corporate entity and renamed as Unimicron Technology Corp.
  Note B: For 2002, significant influence was exercised by the Group over the investees, therefore, equity method applied.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


                                                                                     As of December 31,
                                                              -------------------------------------------------------------
                                                                           2001                            2002
                                                              ---------------------------     -----------------------------
                                                              Percentage of                   Percentage of
                                                              Ownership or                    Ownership or
                        Invested Company                      Voting Rights     Amount        Voting Rights     Amount
----------------------------------------------------------    --------------  -----------     -------------- --------------
Investments accounted for under the cost method or the
------------------------------------------------------
   lower of cost or market value method:
   -------------------------------------
 Aptos Corp. (Note C)                                              26.07        104,861           26.07         104,861
 Pacific United Technology, L.P. (Note C)                          25.00         34,600           25.00          34,600
 Elite Flash Storage Technology Inc.                               19.50         19,500           19.50          19,500
 Giga Solution Technology Co., Ltd.                                19.44        105,000           19.44         105,000
 Vialta, Inc.                                                          -      1,248,457           17.80       1,248,457
 PixTech, Inc.                                                     17.63        561,080           17.63               -
 Kits On Line Technology Corp.                                     16.41         38,656           16.41          38,656
 InComm Technologies Co., Ltd.                                     16.00         44,480           16.00          44,480
 Everglory Resource Technology Co., Ltd.                           19.03         74,000           15.14          74,000
 Enovation Group Inc.                                              14.34         73,807           14.34          11,809
 MediaTek Incorporation (Note D)                                   15.17      1,339,839           13.21       1,213,655
 Smart Idea Holding Limited                                            -              -           11.88         205,069
 Integrated Photonics, Inc.                                        11.46          6,244           11.46               -
 AU Optronics Corp. (Note D and E)                                 18.86      8,317,535           11.37       6,758,766
 Sino-Aerospace Investment Corp.                                   11.11         25,748           11.11               -
 Subtron Technology Co., Ltd.                                      11.02        339,000           11.02         339,000
 Ayuttha Technology Corp.                                              -              -           11.00          16,500
 Golden Technology Venture Capital Investment Corp.                10.67         80,000           10.67          80,000
 NCTU Spring I Technology Venture Capital Investment               10.06         43,482           10.06          43,482
    Corp.
 Pacific Technology Partners, L. P.                                 9.85        104,755            9.85         208,256
 RF Integration Corporation                                         4.51         98,610            9.76          98,610
 TECO Nanotech Co., Ltd.                                            9.26        167,602            9.26               -
 Ascend Semiconductor Corp.                                         9.00         36,000            9.00          14,400
 Union Technology Corp.                                            15.00         18,000            9.00          18,000
 Fortune Semiconductor Corporation                                  5.13         40,000            8.72          71,500
 United Industrial Gases Co., Ltd.                                  8.52        146,250            8.44         146,250
 ProSys Technology Integration, Inc.                                6.70         18,000            6.70           4,258
 NCTU Spring Venture Capital Co., Ltd.                              6.28         20,000            6.28          20,000
 Advanced Microelectronic Products, Inc.                            5.50        126,000            5.50         126,000
 Cosmos Technology Venture Capital Investment Corp.                 5.03         40,000            5.03          40,000
 Industrial Bank of Taiwan Corp.                                    5.00      1,150,000            5.00       1,150,000
 Parawin Venture Capital Corp.                                         -              -            5.00          50,000
 Coretronic Corp.                                                   5.49        276,192            4.59         276,192


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




                                                                                As of December 31,
                                                         --------------------------------------------------------------
                                                                      2001                            2002
                                                         ------------------------------ -------------------------------

                                                         Percentage of                  Percentage of
                                                         Ownership or                   Ownership or
                    Invested Company                     Voting Rights       Amount     Voting Rights        Amount
-------------------------------------------------------- -------------- --------------- --------------  ---------------
 Silicon Integrated Systems Corp.                                  -                -          4.46        1,267,580
 Taiwan Asia Pacific Venture Fund                               4.15           29,295          4.15           29,295
 TECO Electric & Machinery Co., Ltd.                            3.94        1,535,895          4.02        1,535,298
 IBT Venture Co.                                                3.81           90,000          3.81           90,000
 Prokia Technology Co., Ltd.                                    3.13           48,000          3.13           48,000
 Hantek Technology Co., Ltd.                                    3.14           42,330          2.70           42,330
 Sheng-Hua Venture Capital Corp.                                2.50           50,000          2.50           50,000
 Pixart Imaging Inc.                                            2.00           10,000          1.95           10,140
 SAMPO Corporation                                              2.95          443,598          1.73          224,044
 Largan Optoelectronics, Co., Ltd.                              1.96          102,380          1.45           79,989
 Mega Financial Holding Company                                 4.98        4,991,630          1.35        4,991,630
 Premier Image Technology Corporation                           0.70           27,964          0.64           27,964
 Ingenus Corp.                                                  0.65           29,812          0.62           29,812
 Lattice Semiconductor Corporation                                 -                -          0.44           65,740
 King Yuan Electronics Co., Ltd.                                0.37           70,000          0.35           70,000
 Averlogic Corporation                                             -                -          0.22            1,600
 Amkor Technology, Inc.                                         0.09           99,541          0.13          101,696
 LightCross, Inc.                                                  -          206,880             -          206,880
 Linden Technologies, Inc.                                         -           92,385             -           92,385
 Aurora Systems, Inc.                                              -           72,226             -           72,226
 Chip Express Corporation                                          -                -             -           68,198
 ForteMedia, Inc.                                                  -           65,000             -           65,000
 ChinaYES InfoMedia (Cayman), Inc.                                 -           63,146             -           63,146
 Alpha and Omega Semiconductor, Inc.                               -           46,883             -           46,883
 SandCraft, Inc.                                                   -           43,063             -           43,063
 VenGlobal Capital Fund III, L.P.                                  -           33,195             -           33,195
 Primarion, Inc.                                                   -           31,800             -           38,816
 Formerica International Holding, Inc.                             -           30,898             -           30,898
 Triscend Corp.                                                    -           17,409             -           17,409
 Broadcom Communications                                           -            7,092             -            7,092
 Netlogic Microsystems, Inc.                                       -            3,195             -            3,195
 Tonbu, Inc.                                                       -          428,767             -                -
 NetEmpower Software Technologies, Inc.                            -           92,388             -                -
 Octillion Communications, Inc.                                    -           65,740             -                -
 Epogy Communication, Inc.                                         -           49,704             -                -
 AEM Technology, Inc.                                              -           28,715             -                -
 The Supply, Inc.                                                  -                -             -                -
 Stark Technology Inc.                                          0.19            1,824             -                -
 National Venture Capital Corp.                                11.09           60,000             -                -
                                                                        ---------------                 ---------------
       Subtotal                                                            23,708,453                     22,014,805
                                                                        ---------------                 ---------------

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




                                                                         As of December 31,
                                                 ----------------------------------------------------------------
                                                               2001                            2002
                                                 ------------------------------- --------------------------------

                                                  Percentage of                   Percentage of
                                                  Ownership or                    Ownership or
              Invested Company                    Voting Rights       Amount      Voting Rights        Amount
------------------------------------------------ ---------------- -------------- ---------------- ---------------
Others:
     Golf Club Membership Card                                            60,000                           60,000
     Morgan Stanley Repackage Bond                                             -                          873,000
                                                                  --------------                  ---------------
          Subtotal                                                        60,000                          933,000
                                                                  --------------                  ---------------
Prepaid long-term investments:
     Ascend Semiconductor Corp.                                                -                           30,036
     Ayuttha Technology Corp.                                                  -                           24,450
                                                                  --------------                  ---------------
          Subtotal                                                             -                           54,486
                                                                  --------------                  ---------------
Cumulative translation adjustment                                        183,710                          209,339
Allowance for loss on decline in market value                           (469,303)                      (1,108,690)
Treasury stock held by unconsolidated                                          -                         (171,840)
     subsidiaries
                                                                  --------------                  ---------------
          Total                                                      $40,756,678                      $38,673,496
                                                                  ==============                  ===============


Note C : As the Group was not able to exercise significant influence over the investees, the investments were accounted for under the cost method.

Note D : Starting from the third quarter of 2001, the Group was unable to exercise significant influence over AU Optronics Corp. and MediaTek Incorporation's operations, personnel and financial policies. Accordingly, the Group changed its method of accounting for its investments in AU Optronics Corp. and MediaTek Incorporation from the equity method to lower of aggregate cost or market value method.

Note E : Among the shares held by the Group in AU Optronics Corp., approximately 139,770 thousand shares with the book value of NT$2,075 million was utilized as reference shares for the Group's zero couple exchangeable bonds issued in May 2002.

Note F : The long-term investments were not pledged.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

10.  Property, Plant and Equipment

                                                                               As of December 31, 2001
                                                             ------------------------------------------------------------
                                                                                     Accumulated
                                                                     Cost            Depreciation          Book Value
                                                             ------------------- -------------------  -------------------
                                                                       NT$'000            NT$'000              NT$'000

Land                                                                 1,854,306                  -            1,854,306
Buildings                                                           15,458,094         (3,399,963)          12,058,131
Machinery and equipment                                            214,158,546        (90,988,564)         123,169,982
Furniture and fixtures                                               1,785,562           (893,914)             891,648
Leasehold improvements                                                  93,535            (44,800)              48,735
Construction in progress and prepaid equipment                      31,098,366                  -           31,098,366
                                                             ------------------- -------------------  -------------------
                                                                  264,448,409        (95,327,241)         169,121,168
                                                             =================== ===================  ===================

                                                                               As of December 31, 2002
                                                             ------------------------------------------------------------
                                                                                    Accumulated
                                                                      Cost          Depreciation           Book Value
                                                             ------------------- -------------------  -------------------
                                                                       NT$'000             NT$'000              NT$'000

Land                                                                 1,796,419                   -            1,796,419
Buildings                                                           16,985,813          (3,849,351)          13,136,462
Machinery and equipment                                            254,010,057        (126,402,766)         127,607,291
Furniture and fixtures                                               2,424,267          (1,161,371)           1,262,896
Leasehold improvements                                                  86,319             (47,985)              38,334
Construction in progress and prepaid equipment                      23,235,508                   -           23,235,508
                                                             ------------------- -------------------  -------------------
                                                                   298,538,383        (131,461,473)         167,076,910
                                                             =================== ===================  ===================

(1) Depreciation expense of NT$24,403 million, NT$34,390 million and NT$36,568 million was incurred for each of the three years ended December 31, 2000, 2001 and 2002, respectively.

(2) Total capitalized interest amounted to NT$813 million, NT$204 million and NT$551 million for each of the three years ended December 31, 2000, 2001 and 2002, respectively.

(3) The insurance coverage for property, plant and equipment was sufficient as of December 31, 2001 and 2002, respectively.

(4) Please refer to Note 21 for property, plant and equipment pledged as collateral.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

11. Short-term Loans

                                           As of December 31,
                             ----------------------------------------------
                                         2001                   2002
                             ---------------------- -----------------------

                                         NT$'000                NT$'000

Unsecured bank loans                     403,050              1,178,800
Secured bank loans                       350,400                      -
                             ---------------------- -----------------------
  Total                                  753,450              1,178,800
                             ====================== =======================
Interest rates                      0.59% - 9.50%            1.60%-2.02%
                             ====================== =======================

(1) The Group's unused short-term lines of credits amounted to NT$20,272 million and NT$17,538 million as of December 31, 2001 and 2002, respectively.

(2)  Please refer to Note 21 for assets pledged for short-term loans.

12. Bonds Payable

                                                     As of December 31,
                                       ----------------------------------------------
                                                2001                   2002
                                       ---------------------- -----------------------

                                                    NT$'000                NT$'000

Secured domestic bonds payable                    3,990,000              2,850,001
Unsecured domestic bonds payable                 25,000,000             25,000,000
Euro convertible bonds payable                   10,596,096             14,465,390
Exchangeable bonds payable                                -              8,182,700
Compensation interest payable                         4,415                 83,392
                                       ---------------------- -----------------------
  Subtotal                                       39,590,511             50,581,483
Less: Current portion                            (1,140,000)            (1,139,999)
                                       ---------------------- -----------------------
Net                                              38,450,511             49,441,484
                                       ====================== =======================

(1) On April 27, 2000, the Company issued five-year secured bond amounting to NT$3,990 million with stated interest rate of 5.6%. The bonds are repayable in installments every six months from April 27, 2002 to April 27, 2005.

(2) During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, with face value of NT$7,500 million, and stated interest rates of 5.1850% through 5.1195% and 5.2850% through 5.2170%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3) During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with face value of NT$5,000 million, and with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds and five-year bonds are repayable in October 2004 and October 2006, respectively, upon the maturity of the bonds.

(4) On December 12, 2001, the Company issued zero coupon convertible bonds amounting to US$302.4 million on the Luxembourg Stock Exchange ("LSE"). The terms and conditions of the bonds are as follows:

     a.   Final Redemption
          Unless previously redeemed, repurchased, cancelled or converted, the bonds will be redeemed at 101.675% of their principal amount on March 1, 2004.

     b.   Redemption at the Option of the Company
          The Company may redeem all, but not some only, of the bonds, subject to giving no less than 30 nor more than 60 days' advance notice, at the early redemption amount, provided that:
          (a) On or at any time after June 13, 2003, the closing price of the ADSs on the New York Stock Exchange or other applicable securities exchange on which the ADSs are listed on any ADS trading day for 20 out of 30 consecutive ADS trading days ending at any time within the period of five ADS trading days prior to the date of the redemption notice shall have been at least 130% of the conversion price or last adjusted conversion price, as the case may be, on each such day, or

          (b) At any time prior to maturity at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

     c.   Conversion Period
          (a) In respect of the shares, on or after January 22, 2002 up to and including February 20, 2004 or

          (b) In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering resales of certain ADSs issuable upon conversion of the bonds has been declared effective by the US SEC, up to and including February 20, 2004.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     d.   Conversion Price
          The conversion price
          (a)  In respect of the Shares, will be NT$69.60 per Share, and

          (b)  In respect of the ADSs, will be US$10.098 per ADS.
               The applicable conversion price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, including Shares represented by ADSs, bonus issues, right issues, distributions of cash and stock dividends and other dilutive events.

(5) On May 10, 2002, the Company issued a LSE listed zero coupon exchangeable bonds exchangeable for common shares of AU Optronics, Corp. ("AU") with an aggregate principal amount of US$235 million. The terms and conditions of the bonds are as follows:

     a.   Final Redemption
          Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed at their principal amounts in US dollars on May 10, 2007.

     b.   Redemption at the Option of the Company
          The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after August 10, 2002 and prior to May 10, 2007 at their principal amount, if the market price of the AU common shares, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive Trading Days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the Exchange Price then in effect translated into US dollars at the rate of NT$34.645=US$1.00.

          The Company may also redeem the bonds, in whole, but not in part, at their principal amount if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

     c.   Redemption at the Option of Bondholders
          The Company will, at the option of the holders, redeem such bonds on February 10, 2005 at its principal amount.

     d.   Tax Redemption
          The Company may redeem all, but not part, of the bond, at any time at their principal amount in US dollars, in the event of certain changes in the ROC's tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium, if any, at a rate exceeding 20%.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     e.   Exchange
          Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AU shares or AU ADSs at an exchange price of NT$58.25 per share, determined on the basis of a fixed exchange rate of NT$34.645=US$1.00; provided however, that if the exercise date falls within five business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restriction.

          The Exchange Price will be subject to adjustment upon the occurrence of certain events including free distribution of AU common shares by AU; subdivision, consolidation or reclassification of AU common shares, distribution of stock dividends by AU, right issues and other dilutive events.

(6) On March 25, 2002, the Company's subsidiary UMCJ issued LSE listed zero coupon convertible bonds with an aggregate principal amount of (Yen)17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows.

     a.   Final Redemption
          Unless previously converted, purchased and cancelled or redeemed, the bonds will be redeemed on March 26, 2007 at 100% of their principal amount.

     b.   Early Redemptions
          (a) On or at any time after March 25, 2005, UMCJ may redeem all but not some of the bonds if the last selling price of the shares reported on the OTC Market in Japan is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or the principal amount that have not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

          (b) In case of a Corporate Split or Share Exchange/ Share Transfer, UMCJ may redeem all but not some of the bonds on or prior to the effective date of the transaction, subject to giving no less than 30 nor more than 60 days' notice at the redemption amount, provided that UMCJ is not able to ensure holders of the bonds to be able to convert them into shares of stock and other securities and property which they would have received had the bonds been converted into shares immediately prior to the transaction or if such supplemental indenture is objected by holders of bonds of at least a majority in principal amount.

          (c) If a change in who controls UMCJ occurs, holders of the bonds will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

     c.   Conversion Period
          At any time on or after May 3, 2002 to and including March 19, 2007.

     d.   Conversion Price
          The conversion price was set at (Yen)400,000 per share and may be adjusted for subdivision or consolidation of shares, rights issues, distribution of cash and stock dividends and other dilutive events.

13. Long-term Loans

                                              As of December 31,
                                -----------------------------------------------
                                         2001                    2002
                                ---------------------- ------------------------

                                            NT$'000                NT$'000

Secured long-term loans                  21,802,126             13,989,861
Unsecured long-term loans                 3,022,875              5,531,250
Less: Current portion                    (8,580,178)            (6,641,599)
                                ---------------------- ------------------------
   Net                                   16,244,823             12,879,512
                                ====================== ========================
Interest rates                         1.55% - 5.34%          0.95% - 3.35%
                                ====================== ========================

(1) The above long-term loans will be repaid by installments with the last payment on May 14, 2009.

(2) The Group's long-term loans denominated in foreign currency amounted to US$176 million, (Yen)18,423 million and US$100 million, (Yen)18,750 million as of December 31, 2001 and 2002, respectively.

(3) Assets pledged as collateral to secure these loans are detailed in Note 21, Assets Pledged as Collateral.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(4) As of December 31, 2002, long-term loans payments that will become due during the next five years are (NT$'000):

     January 1, 2003 - December 31, 2003                           6,641,599
     January 1, 2004 - December 31, 2004                           6,354,682
     January 1, 2005 - December 31, 2005                           3,804,140
     January 1, 2006 - December 31, 2006                           1,687,612
     January 1, 2007 - December 31, 2007                             668,078
     January 1, 2008 & thereafter                                    365,000
                                                                ----------------
              Total                                               19,521,111
                                                                ================

14.  Pension Plan and Net Pension Cost

     The following tables set forth the actuarial assumptions, funded status and amounts recognized for the Group's defined benefit pension plans:

                                                                For the year ended December 31,
                                    ----------------------------------------------------------------------------------------
                                              2000                     2001                           2002
                                    ------------------------- ----------------------- --------------------------------------
                                    The Company     UMCJ      The Company    UMCJ     The Company      UMO          UMCJ
                                    ------------ ------------ ------------- --------- ------------ ------------- -----------
Discount rate                          6.00%        3.00%        4.50%       2.00%       4.00%        4.00%        2.00%
Rate of compensation increase          6.00%        3.71%        6.50%       3.71%       5.50%        6.00%        3.71%
Expected return on plan assets         6.00%        4.62%        4.50%       1.00%       3.25%        3.25%        1.00%

                                                                      As of December 31,
                                                         ----------------------------------------------
                                                                 2001                    2002
                                                         ----------------------  ----------------------
                                                                     NT$'000                 NT$'000

 Change in benefit obligation during the year:
      Projected benefit obligation at January 1                   (2,549,107)             (2,637,063)
      Service cost                                                  (375,812)               (427,082)
      Interest cost                                                 (142,885)               (110,230)
      Benefits paid                                                    7,881                   9,379
      Gain (loss) on projected benefit obligation                    422,860                (119,325)
      Transition obligation                                                -                  (3,006)
                                                         ----------------------  ----------------------
      Projected benefit obligation at year end                    (2,637,063)             (3,287,327)
                                                         ======================  ======================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                As of December 31,
                                                   ---------------------------------------------
                                                           2001                    2002
                                                   ----------------------  ---------------------
                                                               NT$'000                 NT$'000
Change in pension assets during the year:
     Fair value of plan assets at January 1                    693,559                 824,092
     Actual return on plan assets                               22,096                  16,250
     Employer contributions                                    130,615                 143,477
     Benefits paid                                              (7,881)                 (9,379)
     Others                                                    (14,297)                 16,618
                                                   ----------------------  ---------------------
     Fair value of plan assets at year end                     824,092                 991,058
                                                   ======================  =====================

                                                                As of December 31,
                                                   ---------------------------------------------
                                                           2001                   2002
                                                   ---------------------- ----------------------
Funded status at year end:                                     NT$'000                NT$'000
     Fair value of plan assets                                 824,092                991,058
     Projected benefit obligation                           (2,637,063)            (3,287,327)
                                                   ---------------------- ----------------------
     Funded status                                          (1,812,971)            (2,296,269)
     Unrecognized transition obligation                        326,000                296,565
     Unrecognized net actuarial loss                            63,354                160,577
     Accrued pension payable                                   (89,760)              (127,706)
     Intangible assets                                         (74,946)               (63,953)
     Others                                                     (2,699)                     -
                                                   ---------------------- ----------------------
     Accrued pension liabilities                            (1,591,022)            (2,030,786)
                                                   ====================== ======================


                                                               For the year ended December 31,
                                                   -------------------------------------------------------
                                                          2000               2001              2002
                                                   ------------------ ------------------ -----------------
Components of net periodic cost for the year:              NT$'000            NT$'000            NT$'000
     Service cost                                          413,264            375,812            427,082
     Interest cost                                         115,600            142,885            110,230
     Expected return on plan assets                        (34,870)           (38,335)           (30,258)
     Recognition of transition asset                        39,367             38,523             39,537
     Recognition of actuarial loss                          13,636             11,433              6,129
                                                   ------------------ ------------------ -----------------
     Net periodic cost                                     546,997            530,318            552,720
                                                   ================== ================== =================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

15.  Capital Stock

     (1) As recommended by the board of directors and approved by the shareholders' meeting on May 30, 2001, the Company issued 1,864,243,516 new shares from the capitalization of retained earnings of NT$17,151 million and employees' bonus of NT$1,491 million with the effective date on July 21, 2001.

     (2) As recommended by the board of directors and approved by the shareholders' meeting on June 3, 2002, the Company issued 2,139,150,230 new shares from the capitalization of retained earnings of NT$19,680 million and employees' bonus of NT$1,711 million. The effective date of the issuance was on August 11, 2002.

     (3) As of December 31, 2002, 22,000,000,000 common shares were authorized to be issued and 15,474,845,646 common shares were issued, each at par of NT$10.

     (4) The Company has issued 173,693 thousand ADSs as of December 31, 2002. The number of common shares represented by the ADSs is 868,467 thousand shares.

     (5) On September 11, 2002, the Company was authorized by the relevant government authorities to issue Employee Stock Options. The total number of options to be granted under the plan is one billion units, with each unit entitling the optionee to subscribe for one share of the Company's common stock. Settlement upon the exercise of the stock options will be made through the issuance of new shares by the Company. The grant period for options is six years and an optionee may exercise his/her options in accordance with certain schedules as prescribed by the plan starting from two years after the grant. The total number of option units outstanding as of December 31, 2002 was 928,059 thousand units and the exercise price for the options is NT$20 per share.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

16.  Treasury Stock

     The Company bought back its own shares from the open market during the years ended December 31, 2001 and 2002. Details of the treasury stock transactions are as follows:


                                                               Shares bought during the year
(In thousand shares)                                                 ended December 31,             As of December 31,
                                                              --------------------------------  -------------------------
                          Purpose                                  2001             2002                  2002
---------------------------------------------------           ----------------  --------------  -------------------------
For transfer to employees                                              4,990          49,114              86,539
For conversion of the convertible bonds into shares                  129,035          20,693             149,728
                                                              ----------------  --------------  -------------------------
         Total Shares                                                134,025          69,807             236,267
                                                              ================  ==============  =========================

     According to Stock Exchange Regulations of Taiwan, total shares of treasury stock shall not exceed 10% of the Company's stock issued. Total purchase amount shall not exceed the sum of retained earnings and capital reserve-premiums and realized capital reserve. The Company's treasury stock possession did not, at any time during 2002, violate the regulation stated above. As of December 31, 2002, the Company held 236,267 thousand shares of treasury stock, which amounted to NT$8,819 million.

     Treasury stock shall not be pledged, nor does it possess voting rights or receive dividends, in compliance with Stock Exchange Regulations of Taiwan.

17.  Retained Earnings

     In accordance with the Company's Articles of Incorporation, current year's earnings, if any, shall be distributed in the following order:
     (1) Payment of all taxes and dues;
     (2) Offset prior years' operating losses;
     (3) Set aside 10% of the remaining amount after deducting items (1) and (2) as legal reserve;
     (4) Set aside 0.1% of the remaining amount after deducting items (1), (2) and (3) as directors' and supervisors' remuneration;
     (5) After deducting items (1), (2) and (3) above from the current year's earnings, any portion of the remaining amount together with the prior years' unappropriated earnings is to be allocated as follows: no less than 5% as employees' bonus which will be settled through issuance of new shares of the Company; and
     (6) The distribution of the remaining portion, if any, will be recommended by the board of directors and approved by the shareholders' meeting.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     The Company's Articles of Incorporation further provides that at least 50% of the dividends to the Company's shareholders, if any, must be paid in the form of stock dividends. Accordingly, no more than 50% of the dividends can be paid in the form of cash.

     The appropriation of 2002 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on board of directors' recommendations and shareholders' approvals can be obtained from the "Market Observation Post System" on the website of Taiwan Stock Exchange Corporation.

     Details of the settlement of 2001 employees' bonus and remuneration of directors and supervisors are as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                 For the year ended December 31, 2001
                                               -------------------------------------------------------------------------
                                                   As approved by the         As recommended by the
                                                  shareholders' meeting        board of directors        Differences
------------------------------------------------------------------------------------------------------------------------
1. Settlement of employees' bonus by
   issuance of new shares
   a. Number of shares (in thousands)                        171,132                     171,132                  -
   b. Amount (in thousands)                             NT$1,711,320                NT$1,711,320                  -
   c. Percentage on total number of
      outstanding shares at end of year                         1.30%                       1.30%                 -
2. Remuneration of directors and supervisors
                                                                   -                           -                  -
------------------------------------------------------------------------------------------------------------------------
3. Effect on earnings per share before
   retroactive adjustments
   a. Original basic and diluted loss per share             NT$(0.24)                   NT$(0.24)                 -
   b. Revised basic and diluted loss per
      share taking into consideration
      the employees' bonus                                  NT$(0.37)                   NT$(0.37)                 -
------------------------------------------------------------------------------------------------------------------------

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

18.  Income Tax

Reconciliation between the income tax expense (benefit) and the income tax calculated on pre-tax financial income based on the statutory tax rate is as follows:


                                                                             For the year ended December 31,
                                                                 --------------------------------------------------------
                                                                       2000               2001               2002
                                                                 ------------------ ------------------ ------------------
                                                                         NT$'000            NT$'000            NT$'000

Tax on pre-tax income (loss) at statutory tax rate                    13,082,290         (1,641,509)         1,663,022
Reduction in tax rate for technology park companies                   (2,527,904)                 -                  -
Variation in statutory tax rates for non-technology park
   companies and oversea entities                                        335,723           (227,044)           166,997
Change in tax rate                                                             -         (1,142,582)                 -
Tax exemption due to 4-year tax holiday                               (3,889,913)                 -                  -
Investment (income) loss                                              (1,126,984)           300,371             55,445
Gain on disposal of investments                                          (95,689)          (558,838)        (1,602,035)
Change in valuation allowance against tax credit                       1,171,575          6,861,925          2,957,538
Increase in investment tax credit                                     (6,459,674)        (8,842,305)        (3,999,022)
Change in valuation allowance against loss carry-forward              (1,410,160)                 -           (224,994)
Estimated 10% corporate income tax on un-appropriated earnings                 -          1,909,261             46,705
Adjustment of prior year's tax expense                                  (136,744)           201,480             37,916
Tax on interest income separately taxed                                   30,342             21,688             12,062
Other permanent differences                                              936,076             77,564          1,157,097
                                                                 ------------------ ------------------ ------------------
Income tax (benefit) expense                                             (91,062)        (3,039,989)           270,731
                                                                 ================== ================== ==================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Net current deferred tax assets are included in other current assets as of December 31, 2001 and 2002. Significant components of deferred tax assets and liabilities were as follows:

                                                                         As of December 31,
                                                           -----------------------------------------------
                                                                   2001                     2002
                                                           ----------------------  -----------------------

Deferred tax assets                                                    NT$'000                 NT$'000
     Investment tax credit                                          18,626,824              22,625,846
     Loss carry-forward                                              3,846,362               4,315,169
     Allowance on sales returns and discounts                          112,009                 135,077
     Allowance for loss on obsolescence of inventories                 214,217                 101,584
     Pension                                                           352,229                 469,056
     Organization Cost                                                  30,382                     509
     Others                                                            317,680                 224,112
                                                           ----------------------  -----------------------
Total deferred tax assets                                           23,499,703              27,871,353
     Valuation allowance                                           (10,932,530)            (14,037,226)
                                                           ----------------------  -----------------------
Net deferred tax assets                                             12,567,173              13,834,127
                                                           ----------------------  -----------------------
Deferred tax liabilities
     Depreciation                                                    4,195,274               5,282,085
     Other                                                              45,801                 324,542
                                                           ----------------------  -----------------------
Total deferred tax liabilities                                       4,241,075               5,606,627
                                                           ----------------------  -----------------------
Total net deferred tax assets                                        8,326,098               8,227,500
                                                           ======================  =======================
Net deferred tax assets - current                                    3,954,867               2,994,572
Net deferred tax assets - noncurrent                                 4,371,231               5,232,928
                                                           ----------------------  -----------------------
     Total net deferred tax assets                                   8,326,098               8,227,500
                                                           ======================  =======================

     The Company's income tax returns through the year 1999 have been assessed and approved by the Tax Authority except that of 1998.

     The Company is located in the Hsin-Chu Science-Based Industrial Park
     (HSIP). In order for business operations to be eligible to locate in the HSIP, the operations must be high technology related manufacturing activities. Based on the HSIP regulations, a preferential income tax rate of 20%, instead of 25% applicable to other business entities located in Taiwan, is imposed on profits generated from HSIP business operations through the year 2000. Starting from 2001, the preferential income tax rate of 20% is no longer available to HSIP business operations and the standard tax rate of 25% is applied.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Pursuant to the "Statute for the Establishment and Administration of Science-Based Industrial Park", the Company was granted several four-year income tax exemption periods with respect to income derived from expansion of operations located in Hsin Chu Science-Based Industrial Park. The starting date of the exemption period attributable to the expansion in 1999 was not yet been elected by the Company. The other exemption periods will expire in December of 2007.

An enterprise earns an investment tax credit for the amount invested in emerging, important and strategic industries, production equipment, research and development expenditure, employee training expenditure and other related costs. This credit may be applied over a period of five years.

As of December 31, 2002, the Group's unused investment tax credit is as follows:

     Expiration Year                    Investment tax credits
     ---------------                    ----------------------
                                                   NT$'000
          2002                                   3,280,896
          2003                                   3,974,393
          2004                                   5,899,913
          2005                                   3,493,821
          2006                                   5,976,823
                                        ----------------------
                                                22,625,846
                                        ======================

Under the rules of the Income Tax Law, operating loss can be carried forward for five years. As of December 31, 2002, the unutilized accumulative loss brought forward amounted to NT$16,402 million, which will expire in 2006 and 2007.

The new Taiwan imputation tax system requires that any undistributed current earnings, on tax basis of a company derived on or after January 1, 1998 be subject to an additional 10% corporate income tax if the earnings are not distributed before a specific time. This 10% additional tax on undistributed earnings paid by the company can be used as tax credit by shareholders, including foreign shareholders, against the withholding tax on dividends. In addition, the domestic shareholders can claim a proportionate share in the company's corporate income tax as tax credit against its individual income tax liability effective 1998.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The ending balance of unappropriated earnings available for 2002 appropriation amounted to NT$23,005 million, of which NT$64 million was earned prior to January 1, 1998.

As of December 31, 2002, the balance of imputation credit account ("ICA") was NT$90 million. The actual creditable ratio for the appropriation of 2000 and 2001 retained earnings was 1.04% and 1.79%, respectively.

19.  Earnings Per Share (shares expressed in thousands)

                                                                            For the year ended December 31,
                                                                --------------------------------------------------------
                                                                      2000               2001               2002
                                                                ------------------ ------------------ ------------------
                                                                     NT$'000            NT$'000            NT$'000
Net income (loss)                                                    50,780,378         (3,157,302)         7,072,032
Effect of dilution:
     Convertible bonds                                                        -              3,311             59,233
                                                                ------------------ ------------------ ------------------
Adjusted net income (loss) assuming dilution                         50,780,378         (3,153,991)         7,131,265
                                                                ================== ================== ==================
Weighted average outstanding common shares                           10,754,127         12,829,615         14,753,187
Effect of dilution:
     Employee stock options                                                   -                  -             41,590
     Convertible bonds                                                        -                  -            149,733
                                                                ------------------ ------------------ ------------------
Adjusted weighted average common shares assuming dilution            10,754,127         12,829,615         14,944,510
                                                                ================== ================== ==================
Retroactively adjusted weighted average outstanding common
     shares                                                          14,545,699         14,920,842
Retroactively adjusted weighted average outstanding common
     shares assuming dilution                                        14,545,699         14,920,842
Earnings (loss) per share (in dollars) -  basic and diluted                3.49              (0.21)              0.48
                                                                ================== ================== ==================

According to financial guidelines issued in 2000, the Company's stock held by its subsidiaries are to be considered as treasury stock effective from 2002. According to ROC SFAS No.30, "Accounting for Treasury Stock", the calculation of basic earnings per share for the year ended December 31, 2001 is not required to be adjusted retroactively the Company's stock held by subsidiaries.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Pro forma information on earnings as if the Company's unconsolidated subsidiary Fortune Venture's investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)
                                                                           For the year ended December 31, 2002
                                                                    ---------------------------------------------------
                                                                             Basic                    Diluted
                                                                    ------------------------ --------------------------
                                                                            NT$'000                  NT$'000

Net income                                                                  $7,072,032               $7,131,265
                                                                    ======================== ==========================

Outstanding weighted average shares at beginning                            12,748,327               12,748,327
Stock dividends and employees' bonus at 16.30%                               2,077,977                2,077,977
Weighted average treasury stock                                                (55,284)                 (55,284)
Weighted average employee stock options accounted for under
     treasury stock method                                                           -                   41,590
Weighted average shares assume converted from convertible bonds                      -                  149,733
                                                                    ------------------------ --------------------------
Outstanding weighted average shares                                         14,771,020               14,962,343
                                                                    ======================== ==========================
Earnings per share
     Net income (in dollars)                                                     $0.48                    $0.48
                                                                    ======================== ==========================

20.  Related Party Transactions

                Name of Related Parties                                      Relationship
----------------------------------------------------------  ------------------------------------------------
AMIC Technology (Taiwan), Inc. (AMIC-Taiwan)                Investee company
Unimicron Technology Corp. (UTC)                            Investee company
Holtek Semiconductor Inc. (Holtek)                          Investee company
United Microelectronics (Europe) B.V. (UMC BV)(Note)        Investee company
MediaTek Incorporation (MediaTek)                           The Company is its supervisor
Chiao Tung Bank (Chiao Tung)                                The Company is its parent company's director
                                                                 and supervisor
Industrial Bank of Taiwan Corp. (IBT)                       The Company is its major shareholder
Shin-Etsu Handotia Taiwan Co., Ltd. (Shin-Etsu)             The Company's investee is its director
Infineon Technologies, Asia Pacific Pte Ltd. (ITAP)         Affiliated company of UMCi

Note: UMC BV was a related party of the Group in the prior years since the Company's Chairman is a director of UMC BV. On May 15, 2002, the Company has acquired 100% interest in UMC BV and has included it in consolidation accordingly.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Significant transactions with related parties:
(1)  Operating revenues

                                                   For the year ended December 31,
                 -----------------------------------------------------------------------------------------------------
                               2000                              2001                              2002
                 ---------------------------------- -------------------------------- ---------------------------------
                     Amount          Percentage         Amount         Percentage         Amount         Percentage
                 ---------------- ----------------- ---------------- --------------- ----------------- ---------------
                     NT$'000                            NT$'000                           NT$'000

MediaTek               4,938,704         4               3,776,580         6              9,637,752          13
UMC BV                11,922,113         11              6,038,583         9                      -          -
Others                11,856,181         10              5,249,313         7              6,682,023          9
                 ---------------- ----------------- ---------------- --------------- ----------------- ---------------
   Total              28,716,998         25             15,064,476         22            16,319,775          22
                 ================ ================= ================ =============== ================= ===============

The sales to the above related parties were dealt with in the ordinary course of business with the sales price made in the way similar to the sales to third-party customers. The collection period for overseas sales was net 45~60 days for the related parties and third-party customers, while the terms for domestic sales were month-end 30~60 days for both the related parties as well as the third-party customers.

(2)  Purchases

                                                   For the year ended December 31,
                 -----------------------------------------------------------------------------------------------------
                               2000                              2001                              2002
                 ---------------------------------- -------------------------------- ---------------------------------
                     Amount          Percentage         Amount         Percentage         Amount         Percentage
                 ---------------- ----------------- ---------------- --------------- ----------------- ---------------
                      NT$'000                           NT$'000                          NT$'000
Shin-Etsu              2,530,281         5               1,805,200            11          2,273,128             14
Others                 1,455,213         3                 255,872             2            219,235              1
                 ---------------- ----------------- ---------------- --------------- ----------------- ---------------
     Total             3,985,494         8               2,061,072            13          2,492,363             15
                 ================ ================= ================ =============== ================= ===============

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchase from overseas were net 30~60 days for the related parties and third-party suppliers, respectively, while the terms for domestic purchase were month-end 30~60 days and month-end 30~90 days for the related parties and third-party suppliers, respectively.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3)  Notes receivable

                                                   As of December 31,
                    ---------------------------------------------------------------------------------
                                     2001                                      2002
                    ---------------------------------------   ---------------------------------------
                          Amount            Percentage              Amount             Percentage
                    -------------------  ------------------   -------------------   -----------------
                          NT$'000                                   NT$'000


Holtek                        77,843            36                           -             -
Others                        24,168            11                       2,370             3
                    -------------------  ------------------   -------------------   -----------------
   Total                     102,011            47                       2,370             3
                    ===================  ==================   ===================   =================

(4)  Accounts receivable, net

                                                              As of December 31,
                               ---------------------------------------------------------------------------------
                                                2001                                      2002
                               ---------------------------------------   ---------------------------------------
                                     Amount            Percentage              Amount             Percentage
                               -------------------  ------------------   -------------------   -----------------
                                      NT$'000                                   NT$'000

MediaTek                              1,046,372            12                   1,431,362             12
Others                                1,100,888            12                   1,291,185             11
                               -------------------  ------------------   -------------------   -----------------
     Subtotal                         2,147,260            24                   2,722,547             23
Less: Allowance for
          sales returns
          and discounts                (290,832)           (3)                   (451,009)           (4)
Less: Allowance for
          doubtful accounts             (95,540)           (1)                    (70,493)           (1)
                               -------------------  ------------------   -------------------   -----------------
     Net                              1,760,888            20                   2,201,045             18
                               ===================  ==================   ===================   =================

(5)  Other current assets

                                                              As of December 31,
                               ---------------------------------------------------------------------------------
                                                2001                                      2002
                               ---------------------------------------   ---------------------------------------
                                     Amount            Percentage              Amount             Percentage
                               -------------------  ------------------   -------------------   -----------------
                                     NT$'000                                   NT$'000
ITAP                                  1,922,207            63                   1,910,268             60
Others                                   28,095             1                           -             -
                               -------------------  ------------------   -------------------   -----------------
                                      1,950,302            64                   1,910,268             60
Less: Allowance for
          doubtful accounts                (705)            -                           -             -
                               -------------------  ------------------   -------------------   -----------------
     Net                              1,949,597            64                   1,910,268             60
                               ===================  ==================   ===================   =================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(6)  Accounts payable

                                                              As of December 31,
                               ---------------------------------------------------------------------------------
                                                2001                                      2002
                               ---------------------------------------   ---------------------------------------
                                     Amount            Percentage              Amount             Percentage
                               -------------------  ------------------   -------------------   -----------------
                                     NT$'000                                   NT$'000
Shin-Estu                               455,749            16                     375,116             8
Others                                   34,678             1                      23,565             -
                               -------------------  ------------------   -------------------   -----------------
     Total                              490,427            17                     398,681             8
                               ===================  ==================   ===================   =================

(7)  Loans

                                                   For the year ended December 31, 2001
                         ----------------------------------------------------------------------------------------
                                 Maximum balance
                         ---------------------------------      Ending                              Interest
                              Amount            Month           balance        Interest rate        expense
                         -----------------  --------------  ---------------- ------------------ -----------------
                                NT$'000                         NT$'000                             NT$'000
Chiao Tung                    4,091,316        January          1,224,575       4.00%-7.00%           221,359
IBT                             998,750        January            998,750       3.94%-6.42%            54,582
                                                            ----------------                    -----------------
                                                                2,223,325                             275,941
                                                            ================                    =================

                                                  For the year ended December 31, 2002
                         ----------------------------------------------------------------------------------------
                                 Maximum balance
                         ---------------------------------      Ending                              Interest
                              Amount            Month           balance        Interest rate        expense
                         -----------------  --------------  ---------------- ------------------ -----------------
                                NT$'000                             NT$'000                             NT$'000
Chiao Tung                    1,224,575        January              868,195     2.07%-4.00%              32,717
IBT                             998,750        January              783,296     2.89%-3.94%              16,216
                                                            ----------------                    -----------------
                                                                  1,651,491                              48,933
                                                            ================                    =================

(8)  Disposal of long-term investments

                                          For the year ended December 31, 2000
                -----------------------------------------------------------------------------------------
                                        Item                                Amount             Loss
                ------------------------------------------------------  ---------------- ----------------
                                                                              NT$'000          NT$'000
AMIC-Taiwan     Common stocks of AMIC Technology Inc.                         135,000           80,517
                                                                        ================ ================

The Group had no significant disposal of long-term investments to related parties for the years ended December 31, 2001 and 2002.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(9)  Disposal of property, plant and equipment

The Group had no significant disposal of property, plant and equipment to related parties for the years ended December 31, 2000 and 2002.

                                 For the year ended December 31, 2001
              ----------------------------------------------------------------------------
                                   Item                      Amount            Gain
              ----------------------------------------- ----------------- ----------------
                                                             NT$'000          NT$'000
Holtek        Building and facilities                        173,250           31,468
                                                        ================= ================

(10) Other significant related parties transactions

                                                                              For the year ended December 31,
                                                                         ------------------------------------------
                                        Item                                 2000          2001           2002
             ----------------------------------------------------------- ------------- -------------- -------------
                                                                              NT$'000       NT$'000        NT$'000
UTC          Processing expenditures                                          299,239        92,170          1,257
Others       Service charges and processing expenditures, etc.                174,611       156,863        361,292
                                                                         ------------- -------------- -------------
                                                                              473,850       249,033        362,549
                                                                         ============= ============== =============

                                                                              For the year ended December 31,
                                                                         ------------------------------------------
                                        Item                                 2000          2001           2002
             ----------------------------------------------------------- ------------- -------------- -------------
                                                                              NT$'000       NT$'000        NT$'000
Others       Facility revenues, etc.                                          109,696       115,959         99,279
                                                                         ============= ============== =============

21.  Assets Pledged as Collateral

As of December 31, 2001 and 2002, the following assets have been pledged as collateral against certain obligations of the Group.


                                                    Book Value
                                      ----------------------------------------
                                                As of December 31,
                                      ----------------------------------------
           Assets Pledged                    2001                2002                   Purpose of collateral
------------------------------------- ------------------- --------------------  -----------------------------------------
                                           NT$'000              NT$'000
Accounts receivable, net                     2,798,906                    -     Short-term loans
Restricted deposits                            264,700                    -     Long-term loans
Land                                           614,544              452,916     Long-term loans
Buildings                                    6,126,811            2,533,152     Long-term loans
Machinery and equipment                     33,513,570           21,537,463     Long-term and short-term loans
                                      ------------------- --------------------
     Total                                  43,318,531           24,523,531
                                      =================== ====================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

22.  Commitments and Contingencies

     (1) The Group's unused letters of credit for imports of machinery were approximately NT$76 million as of December 31, 2002.

     (2) The Group has entered into contracts, amounted to approximately NT$15.6 billion, with third parties for rights to use patents registered by the third parties. The contract period was from 1995 to 2011. Royalty payables for the consecutive 5 years starting from 2003 through 2007 are approximately NT$2.5 billion, NT$1.3 billion, NT$1.3 billion, NT$1.2 billion, and NT$1.3 billion, respectively.

     (3) The Group has signed several construction contracts for the expansion of factory space. As of December 31, 2002, these construction contracts amounted to approximately NT$10.3 billion and the unaccrued portion of the contracts was approximately NT$4.8 billion.

     (4) On October 27, 1997, Oak Technology Inc. ("Oak") filed a complaint seeking a damage of US$750 million in the Northern District of California alleging that the Company breached a Settlement Agreement entered on July 31, 1997 with respect to a settlement of a dispute between the Company and Oak concerning certain CD ROM controller products made by the Company and a patent owned by Oak. The Company denied Oak's allegations and on December 24, 1997, filed its answer and affirmative defenses refuting Oak's claims. Based on the allegations that it is Oak which has breached the Settlement, the Company simultaneously filed a counterclaim against Oak, seeking damages and a return of the millions paid to Oak under the Settlement. In addition, the Company further seeks a declaration that the Oak patent is invalid and/or unenforceable. Though Oak filed a complaint later with the International Trade Commission ("ITC") repeating the allegations made in the District Court, both the ITC and the Court of Appeals for the Federal Circuit issued a ruling affirming that there was no infringement and no violation.

          Oak filed enforceable commitments that it would no longer seek recoveries in connection with the Oak patent and accordingly, the District Court concluded there was no longer dispute between Oak and the Company on the patent and the Company's claim for a declaration of invalidity and unenforceability will be dismissed. The Company intends to continue to defend these matters vigorously. Furthermore, the management does not believe the Oak complaints will have any material adverse impact on the Company's operations and/or financial performance.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     (5) The Group entered into several operating lease contracts. Future minimum lease payments under those leases with original maturities, which extend for more than one year as of December 31, 2002, are as follows:

            For the year ended                     Amount (NT$'000)
--------------------------------------   ---------------------------------
December 31, 2003                                       207,633
December 31, 2004                                       211,732
December 31, 2005                                       202,364
December 31, 2006                                       168,738
December 31, 2007                                       154,116
January 1, 2008 and thereafter                        2,160,103
                                         ---------------------------------
Total                                                 3,104,686
                                         =================================

     (6) The Group entered into several wafer-processing contracts with its main clients. According to the contracts, the Group shall guarantee processing capacity, while the clients make deposits to the Group. In case the clients' orders do not meet the capacity guaranteed, the clients need to pay the Group penalties.

     (7) The Company entered into two three-year purchase agreements in January 2000 that committed the Company to purchase at least 75% of its 8-inch wafer consumption from two of its suppliers for the contract period.

     (8) As a condition precedent to the making of the loan contemplated by a US$600 million Amortizing Term Loan Facility Agreement among UMCi, a subsidiary of the Company, and several financial institutions, the Company has provided a letter of undertaking to the financial institutions and Citicorp Investment Bank (Singapore) Ltd, the facility agent, to undertake that

          a. The Company shall continue to own and control, directly or indirectly, a minimum of 40% of the total issued and outstanding shares of UMCi. The Company shall also provide technical support to UMCi and maintain management control with no less than half seats of the board of directors.

          b. The Company shall take necessary actions to ensure UMCi to have at least US$600 million of issued and paid-in capital in cash by December 31, 2003, to make investments necessary to complete the 12-inch Fab Plant on time, and to meet all the obligations under the Facility Agreement.

23.  Significant Disaster Loss

     None.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

24.  Significant Subsequent Event

     (1) The Company has granted 61 million in units of employee stock options on January 3, 2003 with an exercise price of NT$22.5 per share.

     (2) After the special shareholders' meeting of Silicon Integrated Systems Corp. on January 14, 2003, the Company has held three seats of the board of directors. Silicon Integrated Systems Corp. is an investment of the Company accounted for under the cost method as of December 31, 2002.

25. Certain comparative amounts have been reclassified to conform with the current year's presentation.

26.  Financial Instruments

     (1) The Group uses derivative financial instruments to manage its exposure to market risks associated with foreign currency exchange rate and interest rate fluctuations.

          There were no derivative financial instruments outstanding as of December 31, 2001 and 2002 except for a forward exchange contract entered into by UMCJ in December 2001 as disclosed below.

     (2) UMCJ, a subsidiary of the Company, entered into foreign currency forward exchange contract with certain bank on December 17, 2001. The major information is as follows:

          a. Purposes: to manage certain risks arising from adverse fluctuations in foreign currency exchange rates.

          b.   Notional amount and contract period:

     As of December 31, 2001:
         Notional amount                         Contract period
--------------------------------   --------------------------------------------
         US$3million                    January 4, 2002 ~ January 31, 2002

          c.   Terms and characteristics of the forward exchange:

               (a) Term: UMCJ agrees to purchase US$3 million using the contracted forward rate in USD/(Yen)127.77 during the contract period.

               (b) Credit risk: There is no significant credit risk with respect to the above transaction because the bank has good global standing.

               (c) Market risk: The market risk is low due to the nature of the forward exchange.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(3)  Non-derivative financial instruments

The carrying value and fair value (and methodologies used in estimating the fair value) of the Group's financial instruments at December 31, 2001 and 2002 were as follows:

                                                 As of December 31, 2001              As of December 31, 2002
                                          ------------------------------------- ------------------------------------
                                             Carrying Value       Fair Value      Carrying Value       Fair Value
                                          -------------------- ---------------- ------------------  ----------------
                                                NT$'000              NT$'000            NT$'000           NT$'000
Financial assets
Assets with carrying value
     approximating fair value                  86,007,360           86,007,360         92,970,431        92,970,431
Marketable securities                           1,286,434            1,461,610          2,526,365         2,542,241
Long-term investments                          40,756,678           82,879,283         38,673,496        35,479,778

                                                 As of December 31, 2001              As of December 31, 2002
                                          ------------------------------------- ------------------------------------
                                             Carrying Value       Fair Value      Carrying Value       Fair Value
                                          -------------------- ---------------- ------------------  ----------------
                                                NT$'000              NT$'000            NT$'000           NT$'000
Financial liabilities
Liabilities with carrying value
     approximating fair value                  22,085,770           22,085,770         19,193,135        19,193,135
Bonds payable                                  39,590,511           41,805,353         50,581,483        51,137,649
Long-term loans                                24,825,001           24,825,001         19,521,111        19,521,111

The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, short-term loans, notes payable, accounts payable, income tax payable and accrued expenses approximate fair value because of their short maturities.

The fair value of marketable securities, long-term investments and bonds payable is based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, net assets of the investee companies are used as fair value.

The carrying value of long-term loans approximates the fair value as the loans bear floating rates.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

27.  Segment Information

     (1)  Operations in different industries
          The Group operates principally in one industry. The Group's major business activity is the dedicated full services semiconductor wafer foundry.

     (2)  Operations in different geographic areas

                                                        For the year ended December 31,
                        -------------------------------------------------------------------------------------------------
                                      2000                             2001                            2002
                        --------------------------------- -------------------------------- ------------------------------
                               Net                              Net                              Net
                            operating       Long-lived       operating       Long-lived       operating      Long-lived
                            revenues          assets         revenues          assets         revenues         assets
                        ---------------- ---------------- --------------- ---------------- -------------- ---------------
                             NT$'000          NT$'000          NT$'000         NT$'000          NT$'000        NT$'000
Taiwan                       29,331,178      154,190,745       20,205,163     157,851,031      29,735,077    148,650,597
Asia, excluding Taiwan       13,328,814       11,585,225        9,170,626      15,015,062       8,919,717     22,088,806
North America                50,452,837          123,529       26,394,408         120,366      28,393,289         66,722
Europe and others            22,496,510                -       14,046,602               -       8,377,273         27,898
                        ---------------- ---------------- --------------- ---------------- -------------- ---------------
                            115,609,339      165,899,499       69,816,799     172,986,459      75,425,356    170,834,023
                        ================ ================ =============== ================ ============== ===============


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

28.  US GAAP Reconciliation

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Republic of China ("ROC GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences include methods of consolidation and methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP. Material GAAP differences are as follows:

(1)  Compensation

                                                                        For the year ended December 31,
                                                                  -----------------------------------------
Net income impact of compensation adjustments                        2000           2001           2002
                                                                  -----------    -----------    -----------
                                                                    NT$'000        NT$'000        NT$'000
US GAAP adjustments:
Remuneration to directors                                            (433,039)           -           (6,365)
                                                                  -----------    -----------    -----------
Employee bonuses
     Accrual                                                       (3,429,670)           -         (823,702)
     Adjustment to fair market value                               (6,764,918)    (3,238,647)    (6,592,188)
                                                                  -----------    -----------    -----------
Total employee bonuses                                            (10,194,588)    (3,238,647)    (7,415,890)
Allocation to inventories, net of allocations to inventories
     in prior period and sold in current period                     1,287,138     (1,287,138)        73,338
                                                                  -----------    -----------    -----------

Total net income adjustment relating to compensation               (9,340,489)    (4,525,785)    (7,348,917)
                                                                  ===========    ===========    ===========

                                                                            As of December 31,
                                                                   ------------------------------------
Stockholders' equity impact of compensation adjustments                   2001               2002
                                                                   -----------------  -----------------
                                                                        NT$'000             NT$'000
US GAAP adjustments:
Remuneration to directors                                                    -              (6,365)
Employee bonuses                                                             -              73,338
                                                                   -----------------  -----------------
Total stockholders' equity adjustment relating to compensation               -              66,973
                                                                   =================  =================

Remuneration to Directors - The Company's Articles of Incorporation requires a cash remuneration payment to its directors. Under ROC GAAP, such payments are charged directly to retained earnings in the period shareholders approve such payment.

Under US GAAP, such cash payments should be recorded as compensation expense in the period when services are rendered. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and stockholders' equity as shown in the above schedules.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Employee Bonuses - Certain employees of the Company are entitled to bonuses in accordance with provisions of the Company's Articles of Incorporation. Employee bonuses are determined as discussed in Note 17. Under ROC GAAP, such bonuses are appropriated from retained earnings in the period shareholders' approval is obtained. If such employee bonuses are settled through the issuance of stock, the amount charged against retained earnings is based on the par value of the common shares issued.

Under US GAAP, employee bonus expense is initially accrued when services are rendered and both the number of shares to be issued and the price per share are known. When bonuses are approved by the shareholders in the subsequent year, an additional compensation expense is recorded for the difference between the amount initially recorded and the fair market value of shares granted to employees. The difference between US GAAP and ROC GAAP in this area would result in adjustments to net income and stockholders' equity as shown in the above schedules. In addition, there is also a reclassification from retained earnings to capital reserve of NT$24,128 million, NT$27,367 million and NT$ 29,305 million at December 31, 2000, 2001 and 2002.

(2) Equity Investments - Net income variance between US GAAP and ROC GAAP
The Group's proportionate share of the income (loss) from an equity investee may differ if the equity investee's net income (loss) under ROC GAAP differs from US GAAP. The differences between ROC GAAP and US GAAP for the equity investees include accounting for compensation, technological know-how and investment in marketable securities, etc.

(3)  Marketable Securities and Long-term Investments
Under ROC GAAP, marketable securities are carried at the lower of aggregate cost or market value. Under US GAAP Statement of Financial Accounting Standards, ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

The Group holds marketable securities that are mainly classified as trading securities. The portion of trading gains and losses for the years ended December 31, 2000, 2001 and 2002 on trading securities still held at each of the respective balance sheet dates were NT$0, NT$19,868 and NT$1,771,439 respectively.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The Group holds long-term investments in equity securities that are classified as available-for-sale securities. Information on sales of available-for-sale equity securities for the years ended December 31, 2000, 2001 and 2002 are as follows:

                                          Proceeds from      Gross realized     Gross realized
                                              sales              gains              losses
                                       ------------------- ------------------ ------------------
                                             NT$'000             NT$'000            NT$'000
For the year ended December 31, 2000       1,755,924             488,748            62,887
For the year ended December 31, 2001       2,743,503           1,987,304           137,178
For the year ended December 31, 2002       8,530,551           6,520,197               264

Information on available-for-sale equity securities still held at each balance sheet date is as follows:


                                                       Total unrealized     Total unrealized     Net unrealized
                                      Fair Value            gains               losses           gains (losses)
                                   ----------------- -------------------- -------------------- ------------------
                                        NT$'000            NT$'000              NT$'000             NT$'000
As of December 31, 2001               54,485,301         40,367,986             (313,750)        40,054,236
As of December 31, 2002               35,127,937         19,322,091             (574,484)        18,747,607

The Group did not transfer any available-for-sale securities to trading securities for the years ended December 31, 2000, 2001 and 2002. The amount of gains (losses) reclassified from accumulated other comprehensive income into earnings on available-for-sale securities were NT$46,229, NT$169,049, and NT$5,034,105 for the years ended December 31, 2000, 2001 and 2002, respectively.

Under ROC GAAP, if an investor company invests in equity securities that are traded in an open market and uses the cost method for valuation purposes, then an investor company shall recognize losses if evidence suggests that the value of an investment has been impaired and it is unlikely that the stock price will recover. The new cost of the long-term investment is the book value after recognizing the losses. Under US GAAP, for individual securities classified as either available-for-sale or held-to-maturity, an enterprise shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. The new cost basis shall not be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities shall be included in the other comprehensive income.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The Group has written down NT$415 million, NT$536 million and NT$1,409 million under ROC GAAP against certain available-for-sale securities for the years ended December 31, 2000, 2001 and 2002. For US GAAP purpose, the Group further wrote down an additional NT$296 million, NT$3,305 million and NT$781 million for the years ended December 31, 2000, 2001 and 2002. Among the NT$1,409 million recognized under ROC GAAP for the year ended December 31, 2002, NT$432 million had already been written down under US GAAP for the year ended December 31, 2001, which therefore has led to an increase in net income under US GAAP for the year ended December 31, 2002.

Under ROC GAAP, equity investments where a company has an ownership interest of at least 20% are generally required to be accounted for under the equity method. However, when there is evidence indicating that the investor company does not have significant influence over the equity investee, despite an ownership interest of 20% or more, the investor company should not account for the equity investee under equity method. On the contrary, when there is evidence indicating that the investor company has significant influence over the equity investee's operating and financial policies, despite an ownership interest of less than 20%, the investor company will account for the equity investee under equity method. Under US GAAP, the Group is required to use the equity method of accounting for an investment in common stock when the investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee. An investment (direct or indirect) of 20% or more of the voting stock of an investee leads to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. There were no significant differences between ROC GAAP and US GAAP on balance sheets as of December 31, 2001 and 2002 and on income statements for the three years ended December 31, 2000, 2001 and 2002.

(4)  Treasury Stock and Gain on Disposal of Treasury Stock
Under ROC GAAP, when the Group's equity investee sells the Company's stock it recognizes the gain or loss in its statement of operations. Under US GAAP, the Group's equity in income (loss) of an investee is adjusted to eliminate the Company's proportionate share of any such gains or losses. Further, the Company's stock owned by an investee is proportionately deducted from the investment as treasury stock.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(5) Technological Know-how
The Group entered into three joint ventures from 1995 through 1996. Both the Group and the joint venture partner contributed cash to the joint ventures. In addition, the Group contributed technological know-how to the joint ventures for shares of the joint venture companies. The technological know-how contributed has not been recognized on the Group's balance sheet, as these were internally generated intangible assets with no carrying value. Both parties mutually agreed to the value of this transferred technological know-how before the transfer of shares.

Under ROC GAAP, the Group recognized the cash contributed as the initial cost of the investment. The difference between the proportionate share of the net assets in the joint venture and the cash contributed is amortized to income over the estimated useful life of the technological know-how, which is the source of this difference. Further, under ROC GAAP, the joint venture recognized a value for the technological know-how as an intangible asset contributed, which is the cause of the difference between the proportionate share of the net assets and the cash contributed.

Under US GAAP, the investor initially records its joint venture investment at cost, representing the amount of cash contributed and/or net book value of non-cash assets contributed. The joint venture normally records cash investments at the amount contributed, the non-cash assets at fair value and intangible assets at the predecessor basis, which is normally zero. The difference between the proportionate share of the net assets in the joint venture and the cost of the investments is amortized to income over a period of five years. The joint venture does not recognize value for the technological know-how contributed, thus causing a difference with ROC GAAP.

This practice only applies to entities that are being consolidated or accounted for under the equity method.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(6)  Convertible and Exchangeable Bonds

Convertible Bonds
-----------------
When convertible securities are issued, ROC GAAP does not recognize or account for any beneficial conversion feature embedded in the securities. Under US GAAP, as prescribed in the Emerging Issues Task Force ("EITF") Topic D-60, as amended by EITF 98-5, Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Non-detachable Conversion Feature, such beneficial conversion features should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. That amount should be calculated at the issuance date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible (intrinsic value). As a result, a bond discount is recognized by allocating a portion of the proceeds equal to the intrinsic value of that feature to capital reserve. The Group recognized interest expense of NT$1,274 million from February 1994, the date of issuance of the bonds, to May 1994, the date of first conversion, relating to a NT$1.5 billion bond. The Group also recognized interest expense of NT$6,086 million from June 1994, the date of issuance of the bonds, to May 1996, the date of first conversion, relating to an US$160 million bond.

The Group recognized interest expense of approximately NT$800 million from May 10, 2000, the date of issuance of the bonds, to June 1, 2000, the date of first conversion, related to its (Yen)10 billion bond.

In addition, according to EITF 85-17, the Group recognized an imputed interest expense together with a compensation interest of NT$570 million in total for the year ended December 31, 2002, relating to the US$302.4 million zero coupon convertible bonds issued on December 12, 2001.

When a subsidiary or investee (the "Issuer") issues convertible bonds to other parties, including the parent or investor, and bonds are converted into shares of the Issuer, the parent's or investor's ownership in the Issuer may decrease. Also, the parent's or investor's ownership in the Issuer may increase upon conversion. Under ROC GAAP, this decrease or increase is treated as a one-time decrease or increase to capital reserve and /or retained earnings.

Under US GAAP, a decrease in ownership is recognized as a gain or loss in the income statement upon conversion, as long as the value of the proceeds can be objectively determined and the realization of the gain is reasonably assured at the time of conversion. Under US GAAP, for the years ended December 31, 2000, 2001 and 2002, approximately NT$141 million, nil and NT$9.5 million were reclassified from capital reserve to a gain in the income statement relating to these transactions.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Further under US GAAP, an increase in ownership is treated as a purchase of additional shares and the difference between the total cost of the investment and the proportionate share of the fair value net assets is first allocated to identifiable tangible and intangible assets and the remaining unallocated amounts to goodwill, which was amortized over their respective estimated useful lives up to January 1, 2002. Upon the first adoption of the SFAS No.141, "Business Combination" and SFAS No.142, "Goodwill and Other Intangible Assets" by the Group on January 1, 2002, goodwill created from acquisition is no longer to be amortized. Under US GAAP, for the year ended December 31, 2000, the Group capitalized goodwill of NT$468.3 million related to a subsidiary's convertible bond, with NT$49.4 million, NT$93.7 million, and nil being amortized in the income statement for the years ended December 31, 2000, 2001, and 2002, respectively. Further, upon conversion of an equity investment's bond, which increased the Group's ownership, the difference of NT$519 million between the total cost of the investment and proportionate share of the fair value net assets was being amortized over 5 years, which accounted for NT$54.8 million and NT$103.9 million for the years ended December 31, 2000 and 2001, respectively. Again, due to the first adoption of SFAS No.141 & 142 on January 1, 2002, no amortization was made for the year ended December 31, 2002. Details of the new accounting treatment on goodwill are set out in the footnote "Adoption of SFAS No.141 & 142" in the "Additional US GAAP Disclosures".

During the year ended December 31, 2002, the Group has invested a total amount of NT$2,502 million in three convertible bonds. Under the SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to the statement if a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, b) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and c) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of SFAS No. 133. For an available-for-sale convertible debt securities, the conversion option embedded must be separated from the debt host contract and accounted for as a derivative instrument provided that the conversion option would, as a freestanding instrument, be a derivative instrument subject to the requirement of SFAS No. 133 since the embedded conversion option satisfied the above three criteria. As a result, the embedded option contracts in the convertible bonds with the initial amount of NT$104 million in total at date of purchase were separated from the debt host contracts and were accounted for as trading securities reporting at fair value, with unrealized loss of NT$25 million included in earnings for the year ended December 31, 2002. On the other hand, the debt host contracts with the initial amount of NT$2,397 million were classified as available-for-sale securities, with an unrealized gain of NT$46 million reported in other comprehensive income.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Exchangeable Bonds
------------------
Bonds that are exchangeable into common stock of a third party is an expansion on the concept of convertible bonds.

Under ROC GAAP, when exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of bonds is to be offset with the book value of the investment in the reference shares together with the related stockholder's equities, with the difference recognized as gain or loss on disposal of investments.

Under US GAAP, as prescribed by SFAS No.133 and discussed above, the exchangeable feature within exchangeable bonds is an embedded equity derivative within a debt instrument that satisfies the three criteria which requires it to be bifurcated and separately accounted for. The fair value of the exchangeable option feature of the Group's first exchangeable bonds issued in May 2002 was measured as NT$2,025 million as at the date of issuance, which resulted to a reclassification from the bond value to financial instrument liability under US GAAP, accordingly. As of December 31, 2002, the fair value of the option has decreased by NT$1,752 million, resulting in a gain being recognized for the year ended December 31, 2002 under US GAAP.

(7)  Principle of Acquisition under the Purchase Method
     Under ROC GAAP, the fair value of the net assets received is deemed to be the value of the consideration for the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits and is reflected in the common stock and capital reserve in the balance sheet. The Group estimated the fair value of the net assets acquired through two valuation models, profitability and net worth model, and a discounted cash flows model. They also used other considerations such as the valuation of current operations, synergies, technical knowledge and future prospects. Under US GAAP, the acquisition was accounted for using the purchase method of accounting and the purchase price was determined using the market value of the shares exchanged. The difference between the fair value of the shares exchanged and the fair value of the net assets acquired creates goodwill. Goodwill was amortized on a straight-line basis over ten years. Upon the adoption of SFAS No.141 & 142 on January 1, 2002 by the Group, the goodwill ceased to be amortized and is subject to impairment test only. The details of the adoption of SFAS No.141 & 142 are set out in the "Additional US GAAP Disclosures". The purchase price under US GAAP was determined based on the average closing market price of the Company's stock on the five trading days beginning two days before June 16, 1999, the first day of trading after the announcement of the acquisition to determine the fair values of the shares exchanged.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

The purchase price was allocated to the tangible and intangible assets and liabilities acquired based on their estimated fair values at January 3, 2000, as follows (in NT$ millions):

Current assets                                $38,188
Other assets                                   47,673
Liabilities                                   (43,318)
Goodwill                                      122,835
                                      ------------------------
Purchase price                               $165,378
                                      ========================

As of January 1, 2002, the carrying value of the unamortized balance of the goodwill was measured as NT$98,268 million.

(8)  Earnings Per Share
     Under ROC GAAP, basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are restated for stock dividends issued and shares issued for employee bonuses, as described under (1) Compensation above.

     Under US GAAP, basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by taking into consideration additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income would also be adjusted for the interest derived from any underlying dilutive share equivalents.

(9)  Tax Effect of US GAAP Adjustments
     Undistributed earnings generated after 1997 are subject to a 10% tax in compliance with the Income Tax Law of the ROC. Under ROC GAAP, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained. Under US GAAP, the Group would measure its income tax expense, including the tax effects of temporary differences, using the tax rate that includes the tax on undistributed earnings.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(10) Principles of Consolidation
     Under ROC GAAP, certain 50% or more owned subsidiaries are not consolidated if they meet specific exclusion rules detailed in the accounting policies footnote. Under US GAAP, the Company consolidates those subsidiaries which are excluded from consolidation under ROC GAAP due to the exclusion rules (Fortune Venture Capital Corporation, UMC Capital Corporation, United Microelectronics Corp. (Samoa), and United Foundry Services, Inc.) The net income and stockholders' equity variances between US GAAP and ROC GAAP for those entities are included in the adjustment for equity investments.

(11) Stock Dividends
     Under ROC GAAP, stock dividends are recorded at par with a charge to retained earnings. Under US GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings. The accumulative effect of these dividends would have decreased retained earnings and increased capital reserve for the years ended December 31, 2000, 2001 and 2002 by approximately NT$127,880 million, NT$187,416 million and NT$243,546 million, respectively.

(12) Gain on Disposal of Fixed Assets
     Under ROC GAAP, gains and losses from the disposal of fixed assets are both recognized in the statement of operations, with gains reclassified from retained earnings to capital reserve. However, according to amendments in ROC Company Law, such transfer of gains to capital reserve shall no longer be required with effect on January 1, 2001. Under US GAAP, the reclassification of the gain from retained earnings is not permitted. The effect of this gain would have increased retained earnings and decreased capital reserve for the years ended December 31, 2000 by NT$173 million. According to the new amendments in ROC Company Law, such gains transferred to capital reserve in previous years can be reclassified to retained earnings subject to shareholder's approval. An amount of NT$171 million was then transferred from capital reserve to retained earnings during the year ended December 31, 2002 under ROC GAAP.

(13) Gross Profit
     Inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange were presented below the operating income subtotal in the statement of operations as permitted under ROC GAAP. Under US GAAP, the inventory loss provision is included in the determination of gross profit. Further, the inventory loss provision, gain from disposal of property, plant and equipment, and gain from foreign currency exchange are included in the determination of operating income.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

(14) Reclassification of Certificates of Deposit
     Under ROC GAAP, cash and cash equivalents include certificates of deposit. Under US GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, certificates of deposit with original maturities of greater than three months are classified as cash equivalents under ROC GAAP but should be included in marketable securities for trading purpose under US GAAP.

(15) Employee Stock Options
     The Group has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized for the Company.

     On September 11, 2002, the Company was authorized to issue Employee Stock Options. The total number of options to be granted under the plan is one billion units, with each unit entitling the optionee to subscribe for one share of the Company's common stock. The grant period for options is six years and an optionee may exercise his/her options starting from two years after the grant: employees may exercise up to 50% of the options after two years, up to 75% after three years and up to 100% after four years. The total number of option units outstanding as of December 31, 2002 was 928,059 thousand units and the exercise price for the options is NT$20 per share.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Group had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rate of 1.98%; dividend yields of 22.63%; volatility factors of the expected market price of the Company's common stock of 0.54; and a weighted-average expected life of the option of 4.4 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Group's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Group's pro forma information follows (in thousands except for earnings per share information):


                                                               For the year ended December 31,
                                              ------------------------------------------------------------------
                                                   2000              2001                     2002
                                              ---------------- ----------------- -------------------------------
                                                   NT$'000          NT$'000           NT$'000         US$'000

Net income, as reported under US GAAP           27,133,811       (23,246,991)         293,653          8,463
Add: Stock-based employee compensation
     expense included in reported net
     income, net of related tax effects                 -                 -             5,387            155

Deduct: Total stock-based employee
        compensation expense determined
        under fair value based method for
        all awards, net of related tax effects    (170,382)         (284,663)        (398,583)       (11,487)
                                              ---------------- ----------------- --------------- ---------------
Pro forma net income                            26,963,429       (23,531,654)         (99,543)        (2,869)
                                              ================ ================= =============== ===============
Earnings (loss) per share (in dollars):
     Basic and diluted - as reported                  1.91             (1.58)            0.02
                                              ================ ================= ===============
     Basic and diluted - pro forma                    1.90             (1.60)           (0.01)
                                              ================ ================= ===============

The pro forma net income effect for the year ended December 31, 2000 and 2001 is mainly attributable to the employee stock options issued by a subsidiary of the Company.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

A summary of the Company's stock option activity, and related information for the years ended December 31, 2002 follows:


                                                                          2002
                                                      ---------------------------------------------
                                                             Options           Weighted-Average
                                                         (in thousands)         Exercise Price
                                                      ---------------------- ----------------------
Outstanding-beginning of year                                         -                      -
Granted                                                         939,000                  NT$20
Exercised                                                             -                      -
Forfeited                                                       (10,941)                    20
                                                      ----------------------
Outstanding-end of year                                         928,059                     20
                                                      ----------------------
Exercisable at end of year                                            -                      -

Weighted-average fair value of options granted
     during the year                                            NT$1.07

Exercise price for options outstanding as of December 31, 2002 is NT$20. The weighted-average remaining contractual life of those options is 5.8 years.

(16) Summarized financial information
     Summarized financial information for equity investees is as follows:


                                                      As of December 31,
                                 --------------------------------------------------------------
                                        2001                            2002
                                 --------------------  ----------------------------------------
                                       NT$'000                  NT$'000             US$'000
Current assets                          31,945,226            33,313,560            960,045
Noncurrent assets                       28,490,053            26,004,109            749,398
Current liabilities                     14,219,013            11,641,482            335,489
Noncurrent liabilities                   3,700,242             5,396,573            155,521


                                              For the year ended December 31,
                             ------------------------------------------------------------------
                                  2000              2001                     2002
                             ----------------  ---------------- -------------------------------
                                 NT$'000           NT$'000          NT$'000         US$'000
Net sales                      58,418,686        32,824,736       38,718,123       1,115,796
Gross profit                   16,886,102         4,521,406        8,728,242         251,534
Net income (loss)                 729,303        (5,411,366)        (147,825)         (4,260)

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)


Reconciliation of Consolidated Net Income

                                                                     For the year ended December 31,
                                                  ----------------------------------------------------------------------
                                                        2000               2001                      2002
                                                  ------------------ ----------------- ---------------------------------
                                                       NT$'000            NT$'000          NT$'000         US$'000

Net income (loss), ROC GAAP                             50,780,378         (3,157,302)       7,072,032         203,805
US GAAP adjustments:
(1)  Compensation                                       (9,340,489)        (4,525,785)      (7,348,917)       (211,784)
(2)  Equity investments:
     (1) Compensation                                   (1,083,503)        (1,488,490)        (471,136)        (13,577)
     (3) Marketable securities                            (491,032)            45,989          (64,049)         (1,846)
     (5) Technological know-how                             23,344             22,928           22,527             649
     (6) Convertible bonds                                (414,886)                 -                -               -
     (4) Treasury stock                                    (20,547)           (10,557)               -               -
     Other                                                (116,852)          (356,933)         (85,114)         (2,453)
(3)  Investment (loss) income                              (15,242)           315,737           30,477             879
(3)  Impairment loss in marketable securities             (295,869)        (3,304,929)        (349,177)        (10,063)
(5)  Gain on technological know-how contributed
     to foundry venture investee                           828,698                  -                -               -
(6)  Adjustments due to change in interest of
     investee companies                                    563,311            795,851          449,365          12,950
(6)  Embedded derivatives                                        -                  -        1,752,039          50,491
(6)  Convertible/Exchangeable  bonds                             -                  -         (691,394)        (19,925)
(7)  Consolidated goodwill amortization                (12,283,500)       (12,283,500)               -               -
(9)  Income tax effect                                  (1,000,000)           700,000          (23,000)           (663)
                                                  ----------------- ------------------ ---------------- ----------------
Net income (loss), US GAAP                              27,133,811        (23,246,991)         293,653           8,463
                                                  ================= ================== ================ ================
(8)  Basic and diluted earnings/(loss) per
     share under US GAAP (in dollars)                         1.91              (1.58)            0.02
                                                  ================= ================== ================
Weighted-average number of shares outstanding -
     basic (in thousands)                               14,179,447         14,671,293       14,655,247
                                                  ================= ================== ================
Weighted-average number of shares outstanding -
     diluted (in thousands)                             14,179,447         14,671,293       14,729,188
                                                  ================= ================== ================
Other comprehensive loss, ROC GAAP                      (2,241,077)          (631,401)        (620,397)        (17,879)
(3)  Marketable securities - available for sale            225,636         40,750,908       20,147,099         580,608
Translation adjustments                                      3,254             59,085             (478)            (14)
                                                  ----------------- ------------------ ---------------- ----------------
Other comprehensive (loss) income, US GAAP              (2,012,187)        40,178,592       19,526,224         562,715
                                                  ================= ================== ================ ================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Reconciliation of Gross Profits

                                                                       For the year ended December 31,
                                                   ------------------------------------------------------------------
                                                           2000              2001                    2002
                                                   ---------------- ----------------- -------------------------------

                                                            NT$'000          NT$'000           NT$'000        US$'000
Gross profit, ROC GAAP                                   58,198,294        9,248,890        12,538,054        361,327
(1)  Compensation                                        (6,526,306)      (3,434,607)       (5,415,162)      (156,056)
(13) Inventory loss provision                              (610,327)      (1,529,823)         (955,074)       (27,524)
Consolidation of unconsolidated subsidiaries                (78,753)        (136,676)                -              -
                                                   ---------------- ----------------- ----------------  -------------
Gross profit, US GAAP                                    50,982,908        4,147,784         6,167,818        177,747
                                                   ================ ================= ================  =============

Reconciliation of Operating Revenues

                                                                       For the year ended December 31,
                                                  -------------------------------------------------------------------
                                                           2000              2001                     2002
                                                  ----------------- ---------------- --------------------------------
                                                            NT$'000          NT$'000         NT$'000         US$'000
Operating income (loss), ROC GAAP                        47,543,397       (6,412,253)        112,258           3,235
(1)  Compensation                                        (9,340,489)      (4,525,785)     (7,348,917)       (211,784)
(7)  Consolidated goodwill amortization                 (12,332,937)     (12,377,169)              -               -
(13) Inventory loss provision                              (610,327)      (1,529,823)       (955,074)        (27,524)
(13) Gain on disposal of property, plant and                 99,700          (45,523)         14,403             415
     equipment
(13) Foreign currency exchange gain                       2,920,585          664,794        (104,243)         (3,004)
Consolidation of unconsolidated subsidiaries                 (4,516)           2,480         (24,890)           (717)
                                                  ----------------- ---------------- ---------------  ---------------
Operating income (loss), US GAAP                         28,275,413      (24,223,279)     (8,306,463)       (239,379)
                                                  ================= ================ ================ ===============


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




Reconciliation of Consolidated Stockholders' Equity

                                                                               As of December 31,
                                                             -------------------------------------------------------
                                                                   2001                        2002
                                                             -----------------  ------------------------------------

                                                                       NT$'000           NT$'000            US$'000
Total stockholders' equity, ROC GAAP                               213,322,253       217,424,485          6,265,835
(1)  Compensation                                                            -            66,973              1,930
(2)  Equity investments:
     (1) Compensation                                                 (157,231)         (127,980)            (3,688)
     (3) Marketable securities - trading                                81,634            24,788                714
     (3) Marketable securities - available for sale                    443,030         1,560,602             44,974
     (5) Technological know-how                                        (57,398)          (33,867)              (976)
     Translation adjustments                                             5,019              (464)               (13)
     Other                                                            (485,030)         (455,226)           (13,119)
(3)  Change in fair value of marketable securities                  40,325,522        18,617,474            536,526
(3)  Impairment loss on marketable securities                       (3,304,929)       (3,654,106)          (105,306)
(4)  Treasury stock                                                   (176,221)           (8,024)              (231)
(6)  Adjustments due to change in interest of investee
     companies                                                       1,527,584         1,604,517             46,240
(6)  Convertible/ Exchangeable bonds                                         -          (691,394)           (19,925)
(6)  Embedded derivatives                                                    -         1,752,039             50,491
(7)  Unamortized goodwill due to acquisition                        98,268,000        98,268,000          2,831,931
(9)  Income tax effect                                                (300,000)         (323,000)            (9,308)
                                                             -----------------  -----------------  -----------------
Stockholders' equity, US GAAP                                      349,492,233       334,024,817          9,626,075
                                                             =================  =================  =================


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




Movements in Stockholders' Equity in Accordance with US GAAP

                                                                            As of December 31,
                                                   ---------------------------------------------------------------
                                                        2000             2001                       2002
                                                   --------------    -------------    ----------------------------
                                                          NT$'000          NT$'000           NT$'000       US$'000
Balance at January 1,                                  89,876,907      326,985,321       349,492,233    10,071,822
(1)  Compensation                                       7,551,811        6,668,317         7,415,890       213,713
(2)  Adjustment of capital reserve and retained
     earnings accounted for under equity method         1,842,027        1,395,559           197,989         5,706
(3)  Change in fair value of marketable
     securities - the Company                            (599,340)      41,167,526       (20,936,211)     (603,349)
(3)  Change in fair value of marketable
     securities - equity investees                     (2,544,912)       1,152,094          (545,915)      (15,732)
Common stock for the conversion of convertible
  bonds issued                                          3,429,132                -                 -             -
Adjustment due to change in ownership of
  investee companies                                    2,521,277         (344,213)           20,981           605
(4)  Treasury stock                                    (5,159,240)      (4,599,643)       (2,743,561)      (79,065)
(4)  Capital reserve from gain on disposal of
     treasury stock                                        20,547          296,018                 -             -
Cumulative translation adjustment on foreign
  long-term investment                                   (507,778)        (128,841)          829,758        23,912
(5)  Adjustment due to technological know-how
     contributed to a joint venture investee            1,082,349                -                 -             -
(7)  Issue new shares for the shares swapped
     regarding to the merger-par value                 23,836,503                -                 -             -
(7)  Capital reserve due to merger                    139,987,454                -                 -             -
Shares issued for American Depository Shares           38,514,773          147,086                 -             -
Net income (loss)                                      27,133,811      (23,246,991)          293,653         8,463
                                                 ---------------- ----------------  ---------------- -------------
Balance at end of the year                            326,985,321      349,492,233       334,024,817     9,626,075
                                                 ================ ================  ================ =============


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Summarized US GAAP balance sheet and income statement information is presented below:

                                                As of December 31,
                            ------------------------------------------------------------
                                   2001                           2002
                            -------------------  ---------------------------------------
                                  NT$'000              NT$'000             US$'000
Current assets                   101,376,483          102,492,091           2,953,662
Noncurrent assets                355,502,958          340,152,950           9,802,679
Current liabilities               34,538,996           29,987,400             864,190
Noncurrent liabilities            57,253,331           62,608,692           1,804,285
Minority interests                15,594,881           16,024,132             461,791

                                                  For the year ended December 31,
                            -----------------------------------------------------------------------------
                                   2000                2001                         2002
                            ------------------- ------------------ -------------------  -----------------
                                 NT$'000             NT$'000            NT$'000             US$'000
Net operating revenues          115,616,117          69,816,030         75,425,356           2,173,641
Cost of goods sold              (64,633,209)        (65,668,246)       (69,257,538)         (1,995,894)
Operating income (loss)          28,275,413         (24,223,279)        (8,306,463)           (239,379)
Net income (loss)                27,133,811         (23,246,991)           293,653               8,463

A reconciliation of the significant balance sheet accounts under ROC GAAP to the amounts determined under US GAAP is as follows:

                                                                         As of December 31,
                                                    -------------------------------------------------------------
                                                            2001                           2002
                                                    --------------------  ---------------------------------------
                                                           NT$'000              NT$'000              US$'000
Cash and cash equivalents:
As reported under ROC GAAP                                 76,904,068           80,883,408            2,330,934
Consolidation of unconsolidated subsidiaries                  564,450              864,733               24,920
Reclassification to marketable securities                 (19,642,617)         (27,529,070)            (793,345)
                                                    --------------------  ------------------- -------------------
     As adjusted under US GAAP                             57,825,901           54,219,071            1,562,509
                                                    ====================  =================== ===================

Marketable Securities, trading:
Reported as marketable securities under ROC GAAP            1,286,434            2,526,365               72,806
Reclassification from cash & cash equivalents              19,642,617           21,548,110              620,983
Reclassification to marketable securities,
     available-for-sale                                             -           (2,397,448)             (69,091)
Change in fair value of marketable securities                  19,868               50,074                1,443
                                                    --------------------  ------------------- -------------------
     As adjusted under US GAAP                             20,948,919           21,727,101              626,141
                                                    ====================  =================== ===================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                             As of December 31,
                                                         -------------------------------------------------------------
                                                                2001                           2002
                                                         --------------------  ---------------------------------------
                                                              NT$'000                NT$'000             US$'000
Represented by:
Trading securities - current                                   20,948,919           20,680,374            595,976
Trading securities - noncurrent                                         -            1,046,727             30,165
                                                         --------------------  ------------------- -------------------
                                                               20,948,919           21,727,101            626,141
                                                         ====================  =================== ===================

Long-term Investments:

As reported under ROC GAAP                                     40,756,678           38,673,496          1,114,510
Consolidation of unconsolidated subsidiaries                     (573,844)            (833,683)           (24,026)
Equity investments compensation                                  (157,231)            (127,980)            (3,688)
Change in fair value of marketable securities                  40,305,654           18,567,400            535,083
Impairment loss in marketable securities                       (3,304,929)          (3,654,106)          (105,306)
Treasury stock                                                   (176,221)              (8,024)              (231)
Reclassification from ROC GAAP marketable securities                    -            2,397,448             69,091
Reclassification to held-to-maturity securities                         -             (873,000)           (25,158)
Equity investments                                              1,189,663            2,375,037             68,445
                                                         --------------------  ------------------- -------------------
As adjusted under US GAAP                                      78,039,770           56,516,588          1,628,720
                                                         ====================  =================== ===================

Marketable Securities, held-to-maturity
As reported under ROC GAAP                                              -                    -                  -
Reclassification from long-term investments                             -              873,000             25,158
Reclassification from cash and cash equivalents                         -            5,980,960            172,362
                                                         --------------------  ------------------- -------------------
As adjusted under US GAAP                                               -            6,853,960            197,520
                                                         ====================  =================== ===================

Other Assets:
As reported under ROC GAAP                                      1,708,359            1,558,655             44,918
Consolidation of unconsolidated subsidiaries                        2,756                1,184                 34
                                                         --------------------  ------------------- -------------------
As adjusted under US GAAP                                       1,711,115            1,559,839             44,952
                                                         ====================  =================== ===================

Goodwill:
As reported under ROC GAAP                                              -                    -                  -
Goodwill upon conversion of convertible bonds                     325,302              325,302              9,375
Goodwill due to acquisition                                    98,268,000           98,268,000          2,831,931
                                                         --------------------  ------------------- -------------------
As adjusted under US GAAP                                      98,593,302           98,593,302          2,841,306
                                                         ====================  =================== ===================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

                                                                                   As of December 31,
                                                              -------------------------------------------------------------
                                                                      2001                           2002
                                                              --------------------  ------------------- -------------------
                                                                    NT$'000               NT$'000             US$'000
Accrued Expenses:
As reported under ROC GAAP                                          5,678,713            4,032,474            116,210
Consolidation of unconsolidated subsidiaries                           (3,051)               1,575                 45
Accrued interest for convertible bonds                                      -              490,545             14,137
Compensation                                                                -                6,365                183
                                                              --------------------  ------------------- -------------------
As adjusted under US GAAP                                           5,675,662            4,530,959            130,575
                                                              ====================  =================== ===================

Financial Instrument Liabilities:

As reported under ROC GAAP                                                  -                    -                  -
Bifurcated exchangeable feature in exchangeable bonds                       -              273,221              7,874
                                                              --------------------  ------------------- -------------------
As adjusted under US GAAP                                                   -              273,221              7,874
                                                              ====================  =================== ===================
Minority Interests:
As reported under ROC GAAP                                         15,594,468           16,023,886            461,784
Consolidation of unconsolidated subsidiaries                              349                  319                  9
Others                                                                     64                  (73)                (2)
                                                              --------------------  ------------------- -------------------
As adjusted under US GAAP                                          15,594,881           16,024,132            461,791
                                                              ====================  =================== ===================

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Cash Flows Information

                                                                                For the year ended December 31,
                                                            ------------------------------------------------------------------------
                                                                  2000              2001                       2002
                                                            ----------------- ----------------- ------------------------------------
                                                                 NT$'000           NT$'000           NT$'000           US$'000
Cash flows from operating activities, ROC GAAP                    68,077,184       40,187,493        30,526,954           879,739
     Payments made for directors' remuneration                       (95,737)        (433,039)                -                 -
     Difference due to principles in consolidation                    (4,327)          31,012           (20,765)             (598)
                                                            ----------------- ----------------- ----------------  ------------------
Cash flows from operating activities, US GAAP                     67,977,120       39,785,466        30,506,189           879,141
Cash flows from investing activities, ROC GAAP                   (73,682,697)     (43,257,044)      (30,457,764)         (877,745)
     Net effect of certificates of deposit reclassified
          to marketable securities                                    66,175      (17,431,532)       (7,886,453)         (227,275)
     Difference due to principles in consolidation                   100,628          429,379           309,704             8,925
                                                            ----------------- ----------------- ----------------  ------------------
Cash flows from investing activities, US GAAP                    (73,515,894)     (60,259,197)      (38,034,513)       (1,096,095)
Cash flows from financing activities, ROC GAAP                    41,410,673       18,184,354         3,162,286            91,132
     Payments made for directors' remuneration                        95,737          433,039                 -                 -
     Difference due to principles in consolidation                  (118,900)               -                 -                 -
                                                            ----------------- ----------------- ----------------  ------------------
Cash flows from financing activities, US GAAP                     41,387,510       18,617,393         3,162,286            91,132
Foreign exchange effect, ROC GAAP                                   (137,522)        (680,808)          747,864            21,552
     Difference due to principles in consolidation                   (88,799)          12,762            11,344               327
                                                            ----------------- ----------------- ----------------  ------------------
Foreign exchange effect, US GAAP                                    (226,321)        (668,046)          759,208            21,879
Net increase in cash and cash equivalents, ROC GAAP               35,667,638       14,433,995         3,979,340           114,678
     Net effect of certificates of deposit reclassified
          to marketable securities                                    66,175      (17,431,532)       (7,886,453)         (227,275)
     Difference due to principles in consolidation                  (111,398)         473,153           300,283             8,654
                                                            ----------------- ----------------- ----------------  ------------------
Net increase (decrease) in cash and cash equivalents, US          35,622,415       (2,524,384)       (3,606,830)         (103,943)
     GAAP

Cash and cash equivalents at beginning of year, US GAAP           24,727,870       60,350,285        57,825,901         1,666,452
                                                            ----------------- ----------------- ----------------  ------------------
Cash and cash equivalents at end of year, US GAAP                 60,350,285       57,825,901        54,219,071         1,562,509
                                                            ================= ================= ================  ==================


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Concentration of credit risk
----------------------------
The Group designs, develops, manufactures and markets a variety of semiconductor products. Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts and notes receivable. The Group limits its exposure to credit loss by depositing its cash and cash equivalents with high credit quality financial institutions. The Group's revenues and trade accounts and notes receivable are derived primarily from the sale of production foundry wafers, including memory and logic products and wafers. For the years ended December 31, 2001 and 2002, the Group distributes its products on a global basis but mainly to customers in North America (37.81% and 37.64%, respectively), Asia (42.07% and 51.25%, respectively,) and Europe and others (20.12% and 11.11%, respectively). The Group's sales are primarily denominated in currencies other than NT Dollars, primarily US Dollars. One customer's revenue represented 11% of the consolidated revenue for the year ended December 31, 2001 while two customers' revenue represented 12% and 13%, respectively, of the consolidated revenue for the year ended December 31, 2002. The Group routinely assesses the financial strength of substantially all customers. For significant domestic sales the Group also requires certain collateral to mitigate the credit risk.

Adoption of SFAS No.141 and 142
-------------------------------
In June 2001, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives should no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets".

The Group adopted SFAS No.141 & 142 on January 1, 2002. Upon adoption, the Group did not identify additional intangible assets related to previous acquisitions and the goodwill created from the acquisition of the remaining interests in United Semiconductor, United Silicon, UTEK Semiconductor and United Integrated Circuits prior to June 30, 2001 as well as those created from the acquisition of an equity investee were no longer to be amortized but instead subject to impairment test annually or when indication of impairment is noted. Similarly, the goodwill created upon conversion of convertible bonds ceased to be amortized. The annual goodwill impairment test performed by the Group did not result in the recognition of any impairment loss as of December 31, 2002.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)




As of January 1, 2002, the unamortized goodwill amounted to NT$98,593 million, and unamortized equity-method goodwill (included in long-term investment) amounted to NT$526 million. The information on net income exclusive of amortization expense related to the above mentioned goodwill is presented as follows:


                                                                              For the year ended December 31,
                                                           ----------------------------------------------------------------------
                                                                2000              2001                       2002
                                                           ---------------- -----------------  ----------------------------------
                                                                   NT$'000           NT$'000          NT$'000          US$'000
Net income (loss) as reported under US GAAP                     27,133,811       (23,246,991)         293,653            8,463
Add back: amortization of goodwill                              12,332,937        12,377,169                -                -
Add back: amortization of equity-method goodwill                   131,758           180,811                -                -
                                                           ---------------- -----------------  ---------------- -----------------
Adjusted net income                                             39,598,506       (10,689,011)         293,653            8,463
                                                           ================ =================  ================ =================

Basic and diluted earnings per share:

Net income (loss) as reported under US GAAP                       1.91            (1.58)              0.02
Goodwill amortization                                             0.87             0.84                  -
Equity-method goodwill amortization                               0.01             0.01                  -
                                                            ---------------  ----------------  ----------------
Adjusted net income                                               2.79            (0.73)              0.02
                                                            ===============  ================  ================

On May 15, 2002, the Company acquired 100% of the interest in UMC BV with a cash consideration of approximately NT$187 million. UMC BV is principally engaged in the business of sales of semiconductor products and providing related foundry services. The Company expected to develop UMC BV into its major communication channel on sales to Europe.

The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

                                                                                  At May 15, 2002
                                                                     ------------------------------------------
                                                                             NT$'000                 US$'000
Cash and cash equivalents                                                    121,564                  3,503
Other current assets                                                         190,218                  5,482
Property, plant and equipment                                                  4,348                    125
                                                                     ----------------------  ------------------
Total assets acquired                                                        316,130                  9,110
                                                                     ----------------------  ------------------

Current liabilities                                                          128,578                  3,705
Long-term debt                                                                     -                      -
                                                                     ----------------------  ------------------
Total liabilities assumed                                                    128,578                  3,705
                                                                     ----------------------  ------------------

Net assets acquired                                                          187,552                  5,405
                                                                     ======================  ==================

Consideration paid                                                           187,552                  5,405
                                                                     ======================  ==================


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

Adoption of SFAS No.144
-----------------------
In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. SFAS No. 144 addresses certain implementation issues related to SFAS No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for segments of a business to be disposed of. SFAS No. 144 retains the basic provisions of APB Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. The adoption of SFAS No. 144 on January 1, 2002 did not have any material effect on the Group's financial position or results of operations.

New Accounting Pronouncements
-----------------------------
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Group will recognize a gain or loss on settlement. SFAS No. 143 is effective for the Group beginning January 2003 and the Group is currently evaluating the effect that implementation of the new standard will have on its financial position, results of operations, and cash flows.

In June 2002, the FASB issued SFAS No.146 "Accounting for Costs Associated with Exit or Disposal Activities." The Statement represents the second and final phase of the FASB's project on accounting for the impairment or disposal of long lived assets and for obligations associated with exit or disposal activities. The adoption of SFAS No. 146 in January 2003 is not expected to have a material effect on the Group's financial position or results of operations.

              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)



During the year ended December 31, 2002, the FASB has issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections", SFAS No.147 "Acquisition of Certain Financial Institutions" and SFAS No.148 "Accounting for Stock-Based Compensation-Transition and Disclosure." These Statements were effective for the Group during the year ended December 31, 2002 and did not have any material effect on the earnings or financial position of the Group for the year then ended.

In November 2002, the FASB issued Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN45"). FIN45 requires certain guarantees to be recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No.5, "Accounting for Contingencies." FIN45 also requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor's having to make payments under the guarantee is remote. The disclosure requirements of FIN45 are effective for financial statements of interim or annual periods ending after December 15, 2002.

The Group held several cash deposits with a total amount of approximately NT$6,854 million as of December 31, 2002. The repayment in full, including any accrued interest, of these deposits is subject to the non-occurrence of one or more credit events, which are referenced to the entities' fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Group may receive nil or less than the full amount of these deposits and any payment received may be delayed due to the occurrence of certain events. The underlying reference entities are summarized as follows:

Principal amount in original currency         Reference entities
------------------------------------------    -------------------------------------------------------------------------------------
30 million in USD                             Fubon  Holding  Co.,  Ltd.  ("Fubon"),  Cathay  Financial  Holding Co., Ltd ("Cathay
                                              Financial") and the Company
25 million in USD                             Siliconware Precision Industries Co., Ltd  ("Siliconware")
20 million in USD                             China Development Financial Holding Corporation
19 million in USD                             King Yuan Electronics Co., Ltd
15 million in USD                             Cathy Financial
10 million in USD                             Fubon, Cathay Financial and the Company
6.5 million in USD                            Unimicron Technology Corp.
5 million in USD                              Gigabyte Technology Co., Ltd
5 million in USD                              Stark Technology, Inc.
5 million in USD                              Compal Electronics, Inc. and the Company
5 million in USD                              Fubon Holding, Siliconware and the Company
5 million in USD                              The Company
5 million in USD                              BENQ Corporation
4 billion in JPY                              UMCJ
1 billion in JPY                              Nikon Corporation


              UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

In addition, the Group has made several commitments under different contracts such as operating lease contracts or other agreements. Please refer to Note 22 for details.

The initial recognition and initial measurement provisions of FIN45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Group believes that the adoption of the standard will not have a material impact on its financial statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            United Microelectronics Corporation


Date: March 25, 2003                     By     /s/   Stan Hung
      ----------------                      ------------------------------------
                                                Stan Hung
                                                Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit Number      Description of Exhibits

23.1                Consent of Diwan, Ernst & Young
23.2                Consent of PricewaterhouseCoopers LLP
23.3                Consent of ChuoAoyama Audit Corporation